United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER NO.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61
4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.
5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.
6 - NIRE CODE
32000002018

01.02 - HEAD OFFICE
1 - FULL ADDRESS			2 - DISTRICT
Cam. Barra do riacho, s/nº - km 25			Barra do Riacho
3- ZIP CODE		4- CITY	5- STATE
29.197-900		Aracruz	ES
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
027	3270 - 2442	-	3270 - 2590	http:/www.aracruz.com.br

01.03 - SHAREHOLDERS DEPARTMENT
1 - NAME				2 - POSITION
André Luiz Goncalves				Manager of Corporate Relations
3 - FULL ADDRESS				4 - DISTRICT
Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano
5 - ZIP CODE		6 - CITY		7 - STATE
01.452-000		São Paulo		São Paulo
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
011	3301-4139	-	3301-4117	invest@aracruz.com.br

01.04 - DIRECTOR OF MARKET RELATIONS
1 - NAME
Isac Roffé Zagury
2 - FULL ADDRESS				3 - DISTRICT
Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano
4 - ZIP CODE		5 - CITY	6 - STATE
01.452-000		São Paulo	São Paulo
7 - AREA CODE	8 - TELEPHONE	11 - TELEX	12 - FAX NO	16 - E-MAIL
011	3301-4160	-	3301-4202	iz@aracruz.com.br

01.05 - REFERENCE / AUDITOR
1 - LAST FISCAL YEAR, BEGINNING	2 - LAST FISCAL YEAR , ENDING
01/01/2006	12/31/2006
3 - CURRENT FISCAL YEAR, BEGINNING	4 - CURRENT FISCAL YEAR, ENDING
01/01/2007	12/31/2007
5 - NAME OF THE AUDITOR	6 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
7 - NAME OF THE TECHINICAL RESPONSIBLE	8 - CPF Nº
AMAURI FROMENT FERNANDES	174.625.417-34

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - GENERAL INFORMATION
1 - BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED		2 - MARKETS WHERE SECURITIES ARE TRADED
São Paulo Stock Exchange		Stock Exchange
3 - SITUATION	4 - ACTIVITY CODE	5 - ACTIVITY OF THE COMPANY
In Operation	1040 - Pulp & Paper Industry	Production of Bleached Eucalyptus Pulp

01.07 - STOCK CONTROL / SECURITIES ISSUED
1 - STOCK CONTROL	2 - SECURITIES ISSUED BY THE COMPANY
Private, Brazilian	Shares and debenturies

01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS
1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE FINANCIAL	2 - STOCKHOLDERS' MEETING TO APPROVE THE FINANCIAL
03/28/2008	05/02/2008
3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE THE	4 - PUBLICATION OF FINANCIAL STATEMENTS
04/08/2008	01/16/2008

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION
1 - NAME	2 - STATE
A Gazeta	Espírito Santo
Diário Oficial do Estado do Espírito Santo	Espírito Santo
Gazeta Mercantil	São Paulo
A Tribuna	Espírito Santo

01.10 - DIRECTOR OF MARKET RELATIONS
1 - DATE	2 - SIGNATURE
05/13/2008	( signed ) Isac Roffé Zagury

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

1 - ITEM	2 - ADMINISTRATOR	3- CPF	4 - DATE OF	5 - TERM OF	6 - CODE	8 - ELECT FOR	8 - POSITION/	9 - FUNCTION
			ELECTION	OFFICE		CONTROLLER	FUNCTION
01	Carlos Alberto Vieira	000.199.171-04	04/24/2007	12/31/2009	2	Yes	20	Chairman of Council of Administration
02	Eliezer Batista da Silva	607.460.507-63	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
03	Haakon Lorentzen	667.258.797-72	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
04	Luiz Aranha Corrêa do Lago	375.703.317-53	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
05	João Carlos Chede	221.664.051-53	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
06	Ernane Galvêas	007.998.407-00	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
07	Raul Calfat	635.261.408-63	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
08	Álvaro Luis Veloso	456.981.636-34	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
09	Albano Chagas Vieira	024.802.606-23	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
10	Luis Felipe Schiriak	607.757.007-97	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
11	Isaac Sutton	047.010.738-30	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
12	Rossano Maranhão Pinto	151.467.401-78	08/02/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
13	José Eduardo Martins Moraes	550.770.307-82	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
14	Mauro Agonilha	577.141.008-00	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
15	Carlos Jurgen Temke	610.818.507-44	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
16	Alex Harry Haegler	004.864.347-53	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
17	Ivan Magalhães Junior	627.416.247-04	04/30/2008	12/31/2009	2	Yes	23	Council of Administration Substitute
18	Gilberto Lara Nogueira	386.364.768-87	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
19	Alexandre D'Ambrosio	042.170.338-50	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
20	Roberto Ruhman	003.424.218-08	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
21	Carlos Augusto Lira Aguiar	032.209.829-72	07/24/2006	07/24/2009	1		10	Director President
22	Walter Lídio Nunes	151.624.270-04	07/24/2006	07/24/2009	1		19	Director of operations
23	João Felipe Carsalade	468.913.667-04	07/24/2006	07/24/2009	1		19	Commercial Director
24	Isac Roffé Zagury	261.319.197-04	07/24/2006	07/24/2009	1		12	Director of Market Relations

NOTE : 1 - BELONGS TO THE COMPANY ONLY 2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01.02 - CURRENT COMPOSITION OF THE FISCAL COUNCIL

1 - COUNCIL FISCAL INSTALLED	2 - PERMANENT
Yes	No

3 - ITEM	4 - NAME	5- CPF	6 - DATE OF	7 - TERM OF	8 - POSITION/	9 - FUNCTION
			ELECTION	OFFICE	FUNCTION
01	Wagner Braz	881.756.858-91	04/30/2008	04/30/2009	43	F.C. (Effective) Elect for the Majority Stockholder
02	Fernando Octávio Martins Alves	129.014.907-00	04/30/2008	04/30/2009	44	F.C. (Effective) Elect for the Preferred Stockholder
03	Sheila Periard Henrique Silva	069.227.887-70	04/30/2008	04/30/2009	46	F.C. (Substitute) Elect for the Majority Stockholder
04	Jorge Juliano de Oliveira	036.002.768-75	04/30/2008	04/30/2009	47	F.C. (Substitute) Elect for the Preferred Stockholder
05	Ubaldo Evangelista Neto	193.814.928-91	04/30/2008	04/30/2009	45	F.C. (Effective) Elect for the Minority Stockholder
06	Tadeu José Contrin Ribeiro	627.416.247-04	04/30/2008	04/30/2009	48	F.C. (Substitute) Elect for the Minority Stockholder

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

Members of the Board of Directors:

1.	CARLOS ALBERTO VIEIRA

Mr. Vieira has served since April 29, 2004, as the Chairman of our Board of Directors, of which he has been a member since April 15, 1988. He is also President of Banco Safra S.A. and President of the Board of Directors of Pastoril Agropecuária Couto Magalhães S.A. Further, he is also a member of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN).

2.	ELIEZER BATISTA DA SILVA

Mr. Batista da Silva has been a full member of the Board of Directors da Aracruz Celulose S.A. since June 28, 1996. He has held the positions of President & CEO and Chairman of the Board of Directors of Companhia Vale do Rio Doce (Vale) several times since 1961, Brazilian Government Secretary for Strategic Affairs in 1992, President of Minerações Reunidas Brasileiras S.A. (MRB) from 1964 to 1968 and Brazilian Minister of Mines and Energy from 1962 to 1964.

3.	HAAKON LORENTZEN

Mr. Lorentzen has been a full Board member at Aracruz Celulose S.A. since April 29, 1991 and is the son of our former Board Chairman Mr. Erling Lorentzen. At present he serves as the Executive President of Lorentzen Empreendimentos S.A., as well as Board Chairman of Companhia de Navegação Norsul. He is also a Board Member of the NGO Ação Comunitária do Brasil (Brazilian Community Action), the Harvard Business School Latin American Research Center, the Brazilian Branch of the World Wildlife Fund (WWF Brasil) and Ideiasnet S.A.

4.	LUIZ ARANHA CORRÊA DO LAGO

Mr. Corrêa do Lago was an alternate member of the Company’s Board of Directors da Companhia from April 1998 to April 2004, when he was elected as a full member. He has served as Planning Director of Lorentzen Empreendimentos S/A since 1988. He was also Director for Capital Markets of the Brazilian Central Bank (BACEN) from 1987 to 1988 and has been a Lecturer in the Economics Department of the Rio de January Pontifical Catholic University (PUC-RJ) since 1979.

5.	JOÃO CARLOS CHEDE

Mr. Chede was an alternate member of our Board of Directors from April 2003 to April 2004. On April 29, 2005, he was elected as a full Board member. He has been Executive Director of Banco Safra S.A. since 1990, as well as Director of Safra Comércio e Serviço Ltda., Banco Safra de Investimentos S.A., Canárias Corretora de Seguros S.A., Sodepa Sociedade de Empreendimentos Publicidade e Participações Ltda. and Cedral Companhia de Comércio Exterior S.A.

6.	ERNANE GALVEAS

Mr. Galveas has been a full member of the Board of Directors da Aracruz Celulose S.A since April 29, 1994. He was Director of the Foreign Exchange Agency of Banco do Brasil from 1966 to 1967 and also in 1979. He served as Brazil’s Finance Minister from 1980 to 1985. At Aracruz he was our Financial Director and, subsequently, Executive Vice-President from 1974 to 1979. Presently, he is also a member of the Board of Directors da Lorentzen Empreendimentos S.A., the leading graduate school Fundação Getúlio Vargas (FGV) and the Jacob Safra Bank in Switzerland. Moreover, he serves as Economic Consultant for the Brazilian National Trade Confederation and President of APEC – Associação de Pesquisa Econômica (Economic Research Association).

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

7.	RAUL CALFAT

Mr. Calfat has been a full member of the Board of Directors of Aracruz Celulose S.A since July 16, 2004. He has also been Administrative Director of Votorantim Investimentos Industriais S.A. since January of 2004 and Administrative Director of all the industrial businesses of Votorantim since January 2006. He served as President of the São Paulo Pulp and Paper Association from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004.

8.	ÁLVARO LUIS VELOSO

Mr. Veloso has been a full Board member of Aracruz Celulose S.A since April 1, 2005. He became Director for Corporate Planning and Business Development at Votorantim Investimentos Industriais S.A. in March 2005. From June 2004 to February 2005 he was president of a Peruvian zinc mining company. Prior to that he was President & CEO of Votorantim Metais from May 2002 to June 2004.

9.	ALBANO CHAGAS VIEIRA

Mr. Chagas Vieira has been an alternate member of the Board of Directors of Aracruz Celulose S.A. since April 24, 2007. He has also been Corporate Director of Votorantim Investimentos Industriais since April 2006. He has worked in the steel industry since 1975, including as Executive Vice- President of Arcelor in Luxembourg from January 2004 to April 2006. Previously he was Executive Director for Operations of CSN from January 1999 to December 2003. He has a mechanical engineering degree from PUC RJ (1975) as well as a graduate degree in mechanical engineering from Rio de Janeiro State University - UERJ.

10.	LUIS FELIPE SCHIRIAK

Mr. Schiriak has been an alternate member of the Board of Directors of Aracruz Celulose S.A. since April 24, 2007. He is corporate financial director for Votorantim Participações S/A., which serves as the holding company for the Votorantim Industrial Group. Previously, he served as Vice- President for Finances at BCP Telecomunicações S/A. (2001-2003), which was controlled by the Safra and Bell South groups and was subsequently sold to Telecom América. He was also CFO of the C&A Group (1995-2000). Previously he held various financial positions at Schlumberger Ltd., in Venezuela, Indonesia and France. He worked as an external auditor for Ernst & Young for seven years in Rio de January and Hartford, Connecticut - USA. He has a degree in Accounting from the University of Buenos Aires, Argentina, and has further taken several international courses in the financial area.

11.	ISAAC SUTTON

Mr. Sutton has been an alternate member of the Board of Directors of Aracruz Celulose S.A. since 1996 and coordinator of the Company’s Audit Committee since it was established in 1997. He has also been a Director of the Safra banking group since 1994, in charge of new business development for the group’s holding company. He is also a member of the Board of Directors of Telenordeste Celular and Telecelular Sul (both belonging to the TIM Group). Previously, he served as Director of the Unigel Group (1992-1994), Marketing Director of Cosmoquímica (1986-1992) and Marketing Manager for Dow Química (1980-1986). He has a degree in Economics from the University of São Paulo – USP (1981).

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

12. ROSSANO MARANHÃO PINTO

Mr. Maranhão Pinto was elected as an alternate member of the Board of Directors of Aracruz Celulose S.A. on April 30, 2008. He has a Bachelor’s Degree in Economics from AEUDF - Brasilia (DF), as well as an M.S. in Economics from the University of Illinois – USA and a Master’s Degree in Economic Policy from the University of Brasilia. He is a career employee of Banco do Brasil S.A.

13. JORGE EDUARDO MARTINS MORAIS

Born July 5, 1956, Mr. Martins Morais has been a full member of the Board of Directors of Aracruz Celulose S.A. since April 28, 2006. He has also been manager in the Monitoring Department of the Capital Markets Area of BNDES since March 2006. He has also held the following positions: Economic Advisor to the Ministry of Planning, Budget and Management, specializing in the Public-Private Partnership Unit, member of the Investments Committee of Fundo Brasil Private Equity (which was administered by Banco Garantia and later by Credit Suisse First Boston), a member of the Advisory Council of such fund, and a member of the Boards of Directors of Tupy S.A., Bahia Sul S/A, Aços Villares S/A, Net Serviços de Comunicações S/A, Banco do Nordeste do Brasil and Iochpe Maxion S/A. He has a degree in Civil Engineering from Rio de Janeiro Federal University (UFRJ) and an MBA from COPPEAD/UFRJ.

14. MAURO AGONILHA

Mr. Agonilha has been an alternate member of the Company’s Board of Directors and Audit Committee since October 20, 2005. He is also executive director of the following companies: Brasil Warrant Administração de Bens e Empresas Ltda., Caminho Editorial Ltda., Cambuhy Agrícola Ltda., Consórcio Unibanco - BW, Imopar Participações Imobiliárias Ltda., Itaparica S.A. - Empreendimentos Turísticos, Marília Investimentos Ltd., MPC Participações S.A., MPC Representação e Participações S.A., Rima Participações S.A., Rima Representação e Participações S.A., Rosefield Finance Ltd., Santana Investimentos Ltda., São Teofilo Representação e Participações S/A., Unicorp Administração de Bens e Empresas Ltda. and Unicorp International Finance Corporation. He has an MBA from the University of Chicago – USA.

15. CARLOS JURGEN TEMKE

Mr. Temke has been an alternate member of the Board of Directors of Aracruz Celulose S.A. since April 28, 2003. He also serves as Director of Lorentzen Empreendimentos S.A. and Board Member of the technology and information companies in which the Lorentzen Group has investments. He has an Engineering Degree from UFRJ.

16. ALEX H. HAEGLER

Born April 30, 1933, Mr. Haegler has been an alternate member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2004. He is also President of Haegler S.A., member of the Boards of Directors of Lorentzen Empreendimentos S.A., Cimento Mauá S.A., Sika S.A. and Aracruz Celulose S.A. He represents the international banking concern Credit Suisse in Brazil and also serves as Secretary of the NGO Ação Comunitária do Brasil. He has a degree in Economics from Harvard University - USA.

17. IVAN MAGALHÃES JUNIOR

Born January 31, 1960, Mr. Magalhães was elected as an alternate member of the Board of Directors of Aracruz Celulose S.A. on April 30, 2008. He is presently a member of the Board of Directors of Rio Polímeros S.A. and previously served as Board member for the following companies: NET Serviços de Comunicação S.A., Brasil Ferrovias S.A. and Tupy S.A. He has been a career employee of BNDES since 2003, serving as Manager of its Monitoring Department of the Capital Markets Area. Previously, he worked for 16 years in several financial institutions, always in the capital market and fund management areas. He has a degree in Fortification and Construction Engineering from the Military Engineering Institute (IME), a Master’s Degree in Economics from the Getúlio Vargas Foundation (FGV) and an MBA from COPPEAD/UFRJ.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

18. GILBERTO LARA NOGUEIRA

Born February 25, 1949, Mr. Lara Nogueira has been an alternate member of the Board of Directors of Aracruz Celulose S. A. since April 29, 2004. He has also served as Corporate Director for Organizational Development of Votorantim Participações since November of 2003. Previously he was worldwide Corporate Director of the Polyamide Division at the head office of Rhodia S/A in France. He has a degree in mechanical engineering from the Mauá Engineering School.

19. ALEXANDRE D'AMBROSIO

Mr. D’Ambrosio was born in São Paulo on August 1, 1962 and has been a full member of the Board of Directors of Aracruz Celulose S. A since April 29, 2004. He has also been Corporate Director of Votorantim Participações S/A since June of 2003. He is an attorney, with a degree from the Law School of the University of São Paulo (USP), as well as master’s degrees in International Law from Harvard University and Comparative Law from George Washington University, USA. He is a member of the São Paulo Chapter of the Brazilian Bar Association (OAB-SP), as well as the District of Columbia Bar (USA) and the Court of International Trade, New York.

20. ROBERTO RUHMAN

Born in 1957, Mr. Ruhman has been an alternate member of the Board of Directors da Aracruz Celulose S. A. since December 7, 2006. He has also served as managing partner of the investment consulting firm RXZ Consultoria em Investimentos Ltda. since 2005. Previously he was Managing Director for the portfolio of Banco J. Safra S/A in São Paulo. He has a degree in Business Administration from the Getúlio Vargas Foundation’s Business School in São Paulo and is fluent in both English and French.

Members of the Executive Officers Committee: 21. CARLOS AUGUSTO LIRA AGUIAR

Born July 24, 1945, Mr. Lira Aguiar has been the President & CEO of Aracruz Celulose S. A. since April 17, 1998. Previously, he worked at several supervisory positions in pulp and paper mills, as well as in project areas. In 1981 he jointed Aracruz Celulose S. A. in the Company’s Operations Advisory division. He served as acting President of the Company from January 11, 1993 to November 16, 1993. He has a degree in Chemistry and Chemical Engineering from the Engineering School of the University of Ceará and has also taken advanced courses at Harvard University in the U. S. and Chelwood in the UK.

22. WALTER LÍDIO NUNES

Born October 1, 1948, Mr. Nunes has been Chief Operating Officer of Aracruz Celulose S. A. since May 27, 1998. He has held various supervisory positions in the industrial area since 1977. Until his appointment as COO he was Industrial Manager. He has a degree in Engineering from the Pontifical Catholic University of Rio Grande do Sul (PUC-RS) and has also taken specialization courses in management as well.

23. JOÃO FELIPE CARSALADE

Born September 14, 1945, Mr. Carsalade has been the Chief Commercial Officer of Aracruz Celulose S. A. since September 6, 1993. He has held various positions in the Company’s commercial area ever since 1976. Up until the time he was appointed as Chief Commercial Officer, he served as General Sales Manager. He has a degree in Business Administration from the Rio de Janeiro College of Political Science and Economics.

24. ISAC ROFFÉ ZAGURY

Born June 3, 1951, Mr. Roffé Zagary has been the CFO of Aracruz Celulose S. A since June 6, 2003. He held various executive positions at the Brazilian Development Bank (BNDES) since 1979, including Director in 2000 and Vice-President in 2002. In 1999, he was worked at the Federal Treasury Secretary’s Office. He has a master’s degree in Economics from Rio de Janeiro Pontifical Catholic University (PUC-RJ) .

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH MEMBER OF THE BOARD OF DIRECTORS, FISCAL

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

COMMITTEE AND EXECUTIVE OFFICERS COMMITTEE

Members of the Fiscal Council:

1. WAGNER BRAZ

Born December 17, 1955, Mr. Braz has been a full member of the Fiscal Council of Aracruz Celulose S.A. since April 2000. He is also an elected and ratified officer of the Brazilian Central Bank (BACEN), as well as Banco J. Safra S.A. (since April 9, 1999). Furthermore, he is Executive Superintendent of the Safra Conglomerate, in charge of the Control, Corporate Law and Fiscal areas of Banco Safra S/A, Safra Leasing S.A. Arrendamento Mercantil, Agropecuária Potrillo S.A., Pastoril Agropecuária Couto Magalhães S.A., Safra Distribuidora de Titulos e Valores Mobiliários Ltda., Safra Corretora de Valores e Câmbio Ltda., Safra Seguradora S.A. and other companies that are part of the Safra Conglomerate. He has a degree in Accounting.

2. FERNANDO OCTÁVIO MARTINS ALVES

Born November 7, 1944, Mr. Martins Alves is a full member of the Fiscal Council of Aracruz Celulose S.A. For 16 years now he has been a Financial Officer for the Lorentzen Group, at the following companies: Arapar S.A., Lorenpar S.A., Lorentzen Empreendimentos S.A. and Norbrasa Empreendimentos S.A. He has also served as a Director of the Rio de Janeiro Stock Exchange and as a lecturer at the Pontifical Catholic University of Rio de Janeiro (IAG-RJ) and the Getúlio Vargas Foundation (CADEMP-RJ). He has a degree in Civil Engineering from the Fluminense Federal University (UFF) School of Engineering.

3. SHEILA PERIARD HENRIQUE SILVA

Born August 22, 1963, Ms. Silva has been an alternate member of the Fiscal Council of Aracruz Celulose S.A. since April 29, 2004. She has a master’s degree in Industrial Economics from Rio de Janeiro Federal University (UFRJ) and has worked at the Holding Company of the Safra Group since 1997. Previous experience includes work at the following companies: Brasilpar Serviços Financeiros, Alcatel Telecomunicações, Pepsi-Cola International and Banco Brascan.

4. JORGE JULIANO DE OLIVEIRA

Born November 11, 1963, Mr. de Oliveira is an alternate member of the Fiscal Council of both Aracruz Celulose S.A. and Aracruz. He also serves as Corporate Manager for Internal Audit at Votorantim Participações S.A. He has a bachelor’s degree in Accounting from São Judas Tadeu University and is registered with the São Paulo Chapter of the Regional Accounting Council (CRC/SP) under No. 1SP-154.766/O -3.

5. UBALDO EVANGELISTA NETO

Born May 16, 1945, Mr. Evangelista Neto has been a full member of the Fiscal Council of Aracruz Celulose S.A. since April 30, 2008. He is a retired employee of Banco do Brasil (1994) where he was general service manager. He has a law degree from the Osasco College – Institute of Instruction (1979) and held the post of President of the Banco do Brasil Athletic Association in São Paulo (BB/SP) since 1997 as well as President of the Fiscal Council of the Banco do Brasil’s pension fund PREVI. He was a member of the Fiscal Council of CPFL Energia S.A. in 2003 and of PREVI in 2004.

6. TADEU JOSÉ CONTRIN RIBEIRO

Born March 10, 1954, Mr. Contrin Ribeiro has been an alternate member of the Fiscal Council of Aracruz Celulose S.A. since April 30, 2008. He has been a career employee of Banco do Brasil (BB) for 30 years and served that bank as Account Manager, Business Manager and Administrator at various BB agencies in São Paulo. He also served in various associations and cooperatives, having been chairman of the board of directors of the Educational Cooperative of the City of São Paulo and member of the fiscal council of the Consumer Cooperative and FECOB (Federation of Consumer Cooperatives) of BB employees. He has a law degree from Mackenzie Presbyterian University in São Paulo and a Graduate Degree in Financial Business from the Getúlio Vargas Foundation in Rio de Janeiro (FGV/RJ).

* * *

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL
1 - BASE EVENT	2 - DATE OF EVENT	3 - INDIVIDUALS & CORPORATIONS	4 - INSTITUCIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENT	6 - PREFERRED VOTING STOCK
AGO/E	04/30/2008	5,149	483	Yes	No

7 - CUMULATIVE PREFERRED SHARES	8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
02/05/2003

STOCKS IN CIRCULATION IN THE MARKET
9 -STOCKS IN CIRCULATION IN THE MARKET	COMMON STOCK		PREFERRED STOCK		TOTAL
Yes	10 - AMOUNT (UNIT)	11 - PERCENTAGE	12 -AMOUNT (UNIT)	13 - PERCENTAGE	14 -AMOUNT (UNIT)	15 - PERCENTAGE
	15,505,442	3.40	490,021,655	84.90	505,527,097	49.00

16 -PREFERRED STOCKS IN CIRCULATION IN THE MARKET
1 -Class	2 - AMOUNT (UNIT)	3 - PERCENTAGE
PNA	221,474	0.80
PNB	489,800,181	89.20

Nationality

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM		2 - NAME		3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES			12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 - Stockholder
							6 - QU'TY (000)	7	- %	8 - QU'TY (000)	9	- %	10 - QU'TY (000)	11	- %	COMPOSITION	OF SHAREHOLDERS
01		Newark Financial Inc.		-	B.V. Islands	-	127,506	28.00		-	-		127,506	12.35		03/31/2008	Yes	Yes
02		Arainvest Participações 06.139.408/0001-25			Brazilian	SP	127,506	28.00		27,737	4.81		155,243	15.03		03/31/2008	Yes	Yes
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNA		27,737		99.21
TOTAL		27,737		4.81
03		Arapar S.A.		29.282.803/0001-68	Brazilian	RJ	127,506	28.00		-	-		127,506	12.35		03/31/2008	Yes	Yes
04		BNDES Participações		00.383.281/0001-09	Brazilian	RJ	56,881	12.49		-	-		56,881	5.51		03/31/2008	Yes	Yes
05		U.S. Trust Company S.A.
					American		-	-		44,117	7.64		44,117	4.27			No	No
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		44,117		8.03
TOTAL		44,117		7.64
06		Treasure Hold
					Virgin Islands	-	-	-		57,876	10.03		57,876	5.61			No	No
		InIInvestments Corp
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		57,876		10.54
TOTAL		57,876		10.03

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM		2 - NAME		3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES			12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 - Stockholder
							6 - QU'TY (000)	7	- %	8 - QU'TY (000)	9	- %	10 - QU'TY (000)	11	- %	COMPOSITION	OF SHAREHOLDERS
07		Caixa Prev. Func. Bco do 33.754.482/0001-24			Brazilian	RJ	-	-		31,694	5.49		31,694	3.07			No	No
		Brasil
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		31,694		5.77
TOTAL		31,694		5.49
08		Capital Research and			American		-	-		30,580	5.30		30,580	2.96			No	No
		Management Company
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		30,580		5.57
TOTAL		30,580		5.30
09		Wellington MGM		-	American	-	-	-		34,063	5.90		34,063	3.30			No	No
		Company
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		34,063		6.20
TOTAL		34,063		5.90
10		Northern Cross		-	American	-	50,102	8.68		50,102	4.85		-	-			No	No
		Investiments Ltd
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		50,102		9.12
TOTAL		50,102		8.68

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM		2 - NAME		3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES			12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 - Stockholder
							6 - QU'TY (000)	7	- %	8 - QU'TY (000)	9	- %	10 - QU'TY (000)	11	- %	COMPOSITION	OF SHAREHOLDERS
011		Capital World Investors		-	American	-	-	-		35,812	6.20		35,812	3.47			No	No
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		35,812		6.52
TOTAL		35,812		6.20
012		Impala Asset MGMT		-	American	-	-	-		29,364	5.09		29,364	2.84			No	No
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		29,364		5.35
TOTAL		29,364		5.09
997		Treasuary Stock		-	-	-	483	0.11		1,483	0.26		1,966	0.19
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNB		1,483		0.27
TOTAL		1,483		0.26
998		Others					15,509	3.40		234,335	40.60		249,844	24.20
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNA		221		0.79
PNB		234,114		42.63
TOTAL		234,335		40.60
999		Total					455,391	100.0		577,163	100.0		1,032,554	100.0
		PREFERRED STOCK
Class	QU'TY	(000)	QU'TY	(000)
PNA		27,958		100.00
PNB		549,205		100.00
TOTAL		577,163		100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01	Newark Financial Inc.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
0101	Votorantim Celulose S.A.	60.643.228/0001-21	Brazilian	SP	50,000	100.00					50,000	100.00
0199	Total				50,000	100,00					50,000	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101	Votorantim Celulose e Papel S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
01010101	Votorqantim Investimentos Industriais S.A.	03.407.049/0001517	Brazilian	SP	105,702,450	100.00		677	0.00		105,703,127	51.78
01010103	BNDES Participações S.A. - BNDESPAR	00.383.281/0001-09	Brazilian	RJ	-	-		7,555,369	7.67		7,555,369	3.70
01010105	Board Member, Fiscal Council And Officer		Brazilian		-	-		3,020	0		3,020	0
01010106	Treasuary Stock				1	0.00		-	-		28,901	0.01
01010107	Others				1	0.00		90,883,989	92.33		90,883,990	44.52
01010199	Total				105,702,452	100.000		98,433,055	100.00		204,145,507	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	Votorantim Investimentos Industriais S/A	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK				TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY		11	- %
01010101030401	Votorantim Participações S.a.	61.082.582/0001-97	Brazilian	SP	11,165,582.998	100.00			-		- 11,165,582.998		100.00
01010101030402	José roberto Ermírio de Moraes	029.080.178-81	Brazilian	SP	1	0.00			-		-	1	0.00
01010101030403	Fábio Ermirio de Moraes		Brazilian	SP	1	0.00			-		-	1	0.00
01010101030499	Total				11,165,583.000	100.00			-		- 11,165,583.000		100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR								2 - DATE OF CAPITAL COMPOSITION
01010101	Votorqantim Participações S.A.								03/31/2008
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
0101010101	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	5,304,772,481	98.60					5,304,772,481	98.60
0101001102	Neyde Ugolini de Moraes		Brazilian	SP	19,026,623	0.35					19,026,623	0.35
0101001103	Antonio Ermírio de Moraes	004.806.578-15	Brazilian	SP	19,026,623	0.35					19,026,623	0.35
0101001104	Ermírio Pereira de Moraes	499.217.118-49	Brazilian	SP	19,026,623	0.35					19,026,623	0.35
0101001105	Maria Helena Moraes Scripilliti	174.502.828-52	Brazilian	SP	19,026,623	0.35					19,026,623	0.35
0101010199	Total				5,380,878,973	100.00					5,380,878,973	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR								2 - DATE OF CAPITAL COMPOSITION
0101010103	Hejoassu Administração Ltda								03/31/2008
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
010101010301	JEMF Participações S.A.	05.062.394/0001-26	Brazilian	SP	400,000	25.00					400,000	25.00
010101010302	AEM Participações S.A.	05.062.403/0001-89	Brazilian	SP	400,000	25.00					400,000	25.00
010101010303	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	400,000	25.00					400,000	25.00
010101010304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	RJ	400,000	25.00					400,000	25.00
010101010399	Total		Brazilian	SP	1,600,000	100.00					1,600,000	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010302	AEM Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
01010101030201	Antônio Ermírio de Moraes		Brazilian	SP	684,729,100	100.00		0,00	0.00		684,729,100	100.00
01010101030202	JEMFParticipações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101030203	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101030204	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00		300	33.34		300	0.00
01010101030299	Total				684,729,100	100.00		900	100.00		684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101031	JEMF Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
01010101031101	José Ermírio de Moraes Neto		Brazilian	SP	228,243.033	33.33		-	-		228,243.033	33.33
01010101031102	José Roberto Ermírio de Moraes	029.080.178-81	Brazilian	SP	228,243.033	33.33		-	-		228,243.033	33.33
01010101031103	Neide Helena de Moraes		Brazilian	SP	228,243.034	33.34		-	-		228,243.034	33.34
01010101031104	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101031105	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00		300	33.34		300	0.00
01010101031106	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101031199	Total				684,729.100	100.00		900	100.00		684,730.000	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010303	ERMAN Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
01010101030301	Ermírio Pereira de Moraes		Brazilian	SP	684,729,100	100.00		0,00	0.00		684,729,100	100.00
01010101030302	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101030303	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101030304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00		300	33.34		300	0.00
01010101030399	Total				684,729,100	100.00		900	100.00		684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	MRC Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
01010101030401	Maria Helena de Moraes S. Noschese		Brazilian	SP	684,729,100	100.00		0,00	0.00		684,729,100	100.00
01010101030402	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101030403	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00		300	33.33		300	0.00
01010101030404	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00		300	33.34		300	0.00
01010101030499	Total				684,729,100	100.00		900	100.00		684,730,000	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010303	BNDES Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
01010101030301	Banco Nacional Desenv. Econ. Social-	33.657.248/0001-89	Brazilian	RJ	1	100.00		0,00	0.00		1	100.00
	BNDES
01010101030399	Total				1	100.00		900	100.00		1	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	Banco Nacional Desenv. Econ. Social- BNDES	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
01010101030401	União Federal		Brazilian	DF	6,273,711.452	100.00		0,00	0.00		6,273,711.452	100.00
01010101030499	Total				6,273,711.452	100.00		0,00	0.00		6,273,711.452	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
02	Arainvest Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
0201	Joseph Yacoub Safra	006.062.278-49	Brazilian	SP	85,990	49.99		21,489	49.98		107,479	49.99
0202	Moise Yacoub Safra	006.062.198-20	Brazilian	SP	85,990	49.99		21,489	49.98		107,479	49.99
0203	Others	-	-	-	4	0.02		18	0.04		22	0.02
0299	Total				171,984	100.00		42,996	100.00		214,980	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03	Arapar S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
0301	Lorentzen Empreendimentos S.A.	33.107.533/0001-26	Brazilian	RJ	694,143.246	74.33		30,256,477	3.24		724,399.723	38.78
0302	São Teófilo Repres. Participações S.A.	03.214.652/0001-17	Brazilian	SP	227,914,404	24.40		727,273,073	77.87		955,187,477	51.14
0303	Others	-	-	-	11,844.938	1.27		176,373,038	18.89		188,217,976	10.08
0399	Total	-	-	-	933,902,588	100.00		933,902,588	100.00		1,867,805,176	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0302	Lorentzen Empreendimentos S.A.	03/31/2008

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK			TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	11	- %
030201	Nebra Participações Ltda	04.418.550/0001-86	Brazilian	RJ	60,656,395	45.68			-		- 60,656,395	45.68
030202	Tiba Participações Ltda	03.410.452/0001-30	Brazilian	RJ	16,488.717	12.42			-		- 16,488,717	12.42
030203	Others	-	-	-	3,239	0.00			-		- 3,239	0.00
030204	Loxosceles Participações S.A.	09.024.367/0001-10	Brazilian	RJ	27,818,554	20.95			-		- 27,818,554	20.95
030205	Picumnus Participações S.A.	09.032.670/0001-64	Brazilian	RJ	27,818,554	20.95			-		- 27,818,554	20.95
030299	Total	-	-	-	132,785,459	100.00			-		- 132,785,459	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
030202	Nebra Participações Ltda	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	%
03020201	Haakon Lorentzen	667.258.797-72	Noruega	-	55,346,102	100.00		-	-		55,346,102	52.29
03020202	Others	-	-	-	1	0.00		-	-		1	0.00
03020203	Erling Sven Lorentzen		Noruega		-	-		50,498,424	100.00		50,498,424	47.71
030202999	Total	-	-	-	55,346,103	100.00		50,498,424	100.00		105,844,527	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
030201	Loxosceles Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	%
03020101	Ingeborg Lorentzen Ribeiro	-	Noruega	-	2,145,615	75.48					2,145,615	37.74
03020102	Erling Sven Lorentzen	021.948.307-82	Noruega	-	-	-		1,478,173	52.00		1,478,173	26.00
03020103	Victoria Ragna Lorentzen Ribeiro	-	Brazilian	RJ	697,025	24.52		1,364,467	48.00		2,061,492	36.26
030201999	Total	-	-	-	2,842,640	100.00		2,842,640	100.00		5,685,280	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
030202	Picumnus Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	%
03020101	Camocim Administradora S.A.	42.273.763/0001-56	Brazilian	RJ	23,065,314	100.00		-	-		23,065,314	74.00
03020102	Erling Sven Lorentzen	021.948.307-82	Noruega	-	-	-		8,104,030	100.00		8,104,030	26.00
03020103	Others	-	-	-	1	0.00		-	-		1	0.00
030201999	Total	-	-	-	23,065,315	100.00		8,104,030	100.00		31,169,345	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
030203	Camocim Administradora S.A.	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO.		3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
						6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY		%
03020101	Ragnhild Lorentzen		-	Noruega	-	6,066,515	100.00			-		-	6,066,515	100.00
03020102	Others		-	-	-	2	-			-		-	2	-
030201999	Total		-	-	-	6,066,517	100.00			-		-	6,066,517	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303	São Teófilo Repres. Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE		5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
						6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	%
0303001	Caminho Editorial Ltda	54.089.495/0001-04	Brazilian		SP	16,475,914	50.00		5,669,154	17.58		22,145,068	33.96
0303002	Nalbra S I LLC	-	American		-	16,475,914	50.00		9,308,089	28.86		25,784,033	39.54
0303003	Brasil Silva I LLC	07.534.265/0001-19	American		-	-	-		11,532,701	35.75		11,532,701	17.69
0303004	Fernando Roberto Moreira Salles	002.938.068-53	Brazilian		SP	-	-		1,704,503	5.28		1,704,503	2.61
0303005	Others	-		-	-	-	-		4,039,975	12.53		4,039,975	6.20
0303999	Total	-		-	-	32,951,828	100.00		32,254,422	100.00		65,206,250	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303001	Caminho Editorial Ltda	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE		5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
						6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY		%
0303001001	Brasil Warant Admin. de Bens e Empresas	33.744.277/0001-88	Brazilian		SP	128,321,043	86.45			-		-	128,321,043	86.45
0303001002	Other	-		-	-	20,109,957	13.55			-		-	20,109,957	13.55
0303001999	Total	-		-	-	148,431,000	100.00			-		-	148,431,000	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303002	Nalbra S LLC	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY		%
030300201	Nalbra Inc.	05.625.528/0001-70	Bahamas		30,012,000	100.00			-		-	30,012,000	100.00
0303002999	Total	-	-	-	30,012,000	100.00			-		-	30,012,000	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303003	Brasil Warant Admin. de Bens e Empresas	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY	%
030300301	Fernando Roberto Moreira Salles	002.938.068-53	Brazilian	SP	2	25.00		2	25.00		4	25.00
030300302	Walther Moreira Salles Junior	406.935.467-00	Brazilian	RJ	2	25.00		2	25.00		4	25.00
030300303	Pedro Moreira Salles	551.222.567-72	Brazilian	SP	2	25.00		2	25.00		4	25.00
030300304	João Moreira Salles	667.197.397-00	Brazilian	RJ	2	25.00		2	25.00		4	25.00
030300399	Total	-	-	-	8	100.00		8	100.00		16	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
04	BNDES Participações S.A.	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK				7 - TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %		10 - QU'TY	%
0401	Banco Nac. Desenvol. Econ. Social - BNDES	33.657.248/0001-89	Brazilian	DF	1	100.00		-			-	1	100.00
0499	Total				1	100.00		-			-	1	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0401	Banco Nac. Desenvol. Econ. Social - BNDES	03/31/2008

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK			6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU'TY	7	- %	8 - QU'TY	9	- %	10 - QU'TY		%
040101	União Federal		Brazilian	DF	6,273,711,452	100.00			-		-	6,273,711,452	100.00
040199	Total				6,273,711,452	100.00			-		-	6,273,711,452	100.00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 - BREAKDOWN OF THE PAID IN CAPITAL

1 - DATE OF LAST CHANGE : 04/24/2007

2 -ITEM	3 - TYPE OF SHARE	5 - PAR VALUE	6 - NUMBER OF		7 - SUBSCRIBED		8 - PAID-UP
			SHARES (000)	(R$ ‘	000)	(R$ ‘	000)
01	Commom - Nominative Stock	NONE	455,391		1,266,551		1,266,551
03	Class A Preferred - Nominative Stock	NONE	38,022		105,583		105,583
04	Class B Preferred - Nominative Stock	NONE	539,141		1,499,647		1,499,647
99	Total		1,032,554		2,871,781		2,871,781

04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

1 -ITEM	2 - DATE	3 - PAID-IN CAPITAL	CHANGES IN THE PAID-IN CAPITAL
		(R$ 000)	4 - AMOUNT (R$ 000)	6 - NOTES
01	04/24/2007	2,871,781	1,017,275	RESERVES OF PROFIT

04.04 - AUTHORIZED CAPITAL

1 - NUMBER OF SHARES (000)	2 - AMOUNT (R$ ‘000)	2 - DATE
1,032,554	5,000,000	04/30/2008

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 - TREASURY STOCK

1 - ITEM	2 - TYPE	3 - CLSS	3- MEETING	4 - ACQUIS'N PERIOD	6 - TO BE BUY-BACK	7 - AMOUNT TO BE	8 - Nº. ALREADY	9- AMOUNT ALREADY
					(000)	DISBURSED (R$ 000)	BOUGHT-BACK (000)	DISBURSED (R$ 000)
01	COMMON		08/22/1980	02/17/1982	483	198	483	198
02	PREFERRED	A	08/22/1980	02/17/1982	36	15	36	15
03	PREFERRED	B	08/22/1980	02/17/1982	9	1	9	1
04	COMMON		12/10/1997	02/10/1998	1,116	0	0	0
05	PREFERRED	A	12/10/1997	02/10/1998	304	0	0	0
06	PREFERRED	B	12/10/1997	02/10/1998	47,142	0	14,483	22,276
07	COMMON		03/10/1998	06/10/1998	1,116	0	0	0
08	PREFERRED	A	03/10/1998	06/10/1998	304	0	0	0
09	PREFERRED	B	03/10/1998	06/10/1998	32,659	0	7,455	11,835
10	COMMON		06/24/1998	09/24/1998	1,116	0	0	0
11	PREFERRED	A	06/24/1998	09/24/1998	304	0	0	0
12	PREFERRED	B	06/24/1998	09/24/1998	27,984	0	6,288	5,580
13	COMMON		09/25/1998	12/23/1998	1,116	0	0	0
14	PREFERRED	A	09/25/1998	12/23/1998	304	0	0	0
15	PREFERRED	B	09/25/1998	12/23/1998	18,840	0	0	0
16	COMMON		10/24/2000	01/25/2001	1,116	0	0	0
17	PREFERRED	A	10/24/2000	01/25/2001	289	0	0	0
18	PREFERRED	B	10/24/2000	01/25/2001	19,112	0	17,095	44,230
19	PREFERRED	B	04/29/2003	06/03/2003	4	9	4	9
20	PREFERRED	B	06/03/2005	06/02/2006	15,000	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF		5 - END OF	6	- NET	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - AMOUNT	11 - BEGINNING OF
		DISTRIBUTION		FISCAL	PROFIT		PER SHARE	SHARE		TOTAL	THE PAYMENT
				YEAR	(R$ 000)		(R$ )			(R$ 000)
		3 - MEETING	4 - DATE
01	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516		0,2894486463	COMMON		131,672	05/15/2003
02	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516		0,3183935110	PREFERRED	A	12,839	05/15/2003
03	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516		0,3183935110	PREFERRED	B	170,489	05/15/2003
04	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434		0,3307997904	COMMON		150,483	05/14/2004
05	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434		0,3638797694	PREFERRED	A	13,861	05/14/2004
06	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434		0,3638797694	PREFERRED	B	195,656	05/14/2004
07	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342		0,1378332460	COMMON		62,701	05/09/2005
08	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342		0,1516165706	PREFERRED	A	5,765	05/09/2005
09	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342		0,1516165706	PREFERRED	B	81,534	05/09/2005
10	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,1819398847	COMMON		82,766	10/25/2004
11	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,2001338732	PREFERRED	A	7,610	10/25/2004
12	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,2001338732	PREFERRED	B	107,624	10/25/2004
13	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,0294044258	COMMON		13,376	11/22/2004
14	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,0323448684	PREFERRED	A	1,230	11/22/2004
15	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,0323448684	PREFERRED	B	17,394	11/22/2004
16	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,0261883168	COMMON		11,913	12/28/2004
17	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342		0,0288071484	PREFERRED	A	1,095	12/28/2004
18	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/09/2005	12/31/2004	1,045,342		0,0288071484	PREFERRED	B	15,491	12/28/2004
19	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534		0,0744299529	COMMON		33,859	05/13/2005
20	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534		0,0818729481	PREFERRED	A	3,113	05/13/2005
21	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534		0,0818729481	PREFERRED	B	44,028	05/13/2005
22	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534		0,0394203083	COMMON		17,933	06/13/2005
23	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534		0,0433623392	PREFERRED	A	1,649	06/13/2005
24	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534		0,0433623392	PREFERRED	B	23,319	06/13/2005
25	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534		0,0257288726	COMMON		11,704	07/13/2005
26	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534		0,0283017599	PREFERRED	A	1,076	07/13/2005
27	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534		0,0283017599	PREFERRED	B	15,220	07/13/2005
28	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534		0,1551248412	COMMON		70,567	01/13/2006
29	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534		0,1706373253	PREFERRED	A	6,488	01/13/2006
30	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534		0,1706373253	PREFERRED	B	91,745	01/13/2006
31	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534		0,1378479039	COMMON		62,708	05/15/2006
32	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534		0,1516326943	PREFERRED	A	5,765	05/15/2006
33	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534		0,1516326943	PREFERRED	B	81,527	05/15/2006

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF		5 - END OF	6	- NET	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - AMOUNT	11 - BEGINNING OF
		DISTRIBUTION		FISCAL	PROFIT		PER SHARE	SHARE		TOTAL	THE PAYMENT
				YEAR	(R$ 000)		(R$ )			(R$ 000)
		3 - MEETING	4 - DATE
34	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0		0,0817897563	COMMON		37,207	04/13/2006
35	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0		0,0899687319	PREFERRED	A	3,421	04/13/2006
36	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0		0,0899687319	PREFERRED	B	48,372	04/13/2006
37	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0		0,0680049659	COMMON		30,936	07/13/2006
38	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0		0,0748054625	PREFERRED	A	2,844	07/13/2006
39	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0		0,0748054625	PREFERRED	B	40,220	07/13/2006
40	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0		0,0735188821	COMMON		33,444	10/10/2006
41	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0		0,0807077028	PREFERRED	A	3,074	10/10/2006
42	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0		0,0807077028	PREFERRED	B	43,482	10/10/2006
43	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0		0,6892395194	COMMON		31,354	01/11/2007
44	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0		0,7581634713	PREFERRED	A	2,878	01/11/2007
45	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0		0,7581634713	PREFERRED	B	40,768	01/11/2007
46	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0		0,6157206374	COMMON		28,010	04/17/2007
47	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0		0,6772927011	PREFERRED	A	2,571	04/17/2007
48	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0		0,6772927011	PREFERRED	B	36,419	04/17/2007
49	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	1,148,333		0,1534706663	COMMON		69,815	05/15/2007
50	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	1,148,333		0,1688177330	PREFERRED	A	6,409	05/15/2007
51	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	1,148,333		0,1688177330	PREFERRED	B	90,776	05/15/2007
52	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/19/2007	12/31/2007	0		0,0707619240	COMMON		32,190	07/11/2007
53	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/19/2007	12/31/2007	0		0,0778381164	PREFERRED	A	2,955	07/11/2007
54	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/19/2007	12/31/2007	0		0,0778381164	PREFERRED	B	41,855	07/11/2007
55	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/18/2007	12/31/2007	0		0,6984293796	COMMON		31,772	10/17/2007
56	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/18/2007	12/31/2007	0		0,7682723176	PREFERRED	A	2,916	10/17/2007
57	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/18/2007	12/31/2007	0		0,7682723176	PREFERRED	B	41,312	10/17/2007
58	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/21/2007	12/31/2007	0		0,0725079974	COMMON		32,984	01/16/2008
59	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/21/2007	12/31/2007	0		0,0797587972	PREFERRED	A	2,230	01/16/2008
60	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/21/2007	12/31/2007	0		0,0797587972	PREFERRED	B	43,686	01/16/2008
61	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/18/2008	12/31/2008	0		0,0643290218	COMMON		29,264	04/16/2008
62	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/18/2008	12/31/2008	0		0,0707619240	PREFERRED	A	1,978	04/16/2008
63	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/18/2008	12/31/2008	0		0,0707619240	PREFERRED	B	38,758	04/16/2008

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF		5 - END OF	6	- NET	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - AMOUNT	11 - BEGINNING OF
		DISTRIBUTION		FISCAL	PROFIT		PER SHARE	SHARE		TOTAL	THE PAYMENT
				YEAR	(R$ 000)		(R$ )			(R$ 000)
		3 - MEETING	4 - DATE
64	DIVIDENDS	AGO/E	0430/2008	12/31/2007	1,020,617		0,1837972052	COMMON		83,611	05/14/2008
65	DIVIDENDS	AGO/E	0430/2008	12/31/2007	1,020,617		0,2021769257	PREFERRED	A	5,652	05/14/2008
66	DIVIDENDS	AGO/E	0430/2008	12/31/2007	1,020,617		0,2021769257	PREFERRED	B	110,737	05/14/2008

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM	2 - TYPE	3 - SHARE	4 - CAPITAL 5 - CONVERTIBLE		6 - CONVERTS 7 - VOTING		8	- TAG	9 - PRIORITY IN	10 - PREMIUM	11 - TYPE OF	12 - DIVIDEND	13 - R$ / SHARE	14 - CUMULATIVE	15 - PRIORITY	16 - MADE
	OF SHARE CLASS		%		IN	RIGHTs	ALONG		THE REFUND		DIVIDEND	%				CALCULATIO
							%		OF CAPITAL							NS ON
01	PA	A	3.69	YES	PNB	NO			YES	NO	Minimum	6.00		NO	YES	SHARE
																CAPITAL
02	PB	B	52.21	NO		NO			YES	NO	10% HIGH CN			NO	NO	NET
																PROFIT
03	CN		44.10	NO		FULL	80.00		NO	NO				NO	NO	NET
																PROFIT

06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE	2 - OBLIGATORY DIVIDEND (% Profit)
04/24/2007	25,00

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS

1 - OFFICER SHARING PROFIT	2 - COMPANSATION OF OFFICERS	(R$ ‘	000)	3 - PERIOD
NO	16,341			Year

07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

1 - ITEM	2 - PARTICIPATIONS & CONTRIBUITIONS	3 - LAST FISCALYEAR ENDED R$’000)	4 - PRECEDING FISCAL YEAR ENDED (R$’000)	5 - SECOND PRECEDONG FISCAL YEAR ENDED (R$’000)
		12/31/2007	12/31/2006	12/31/2005
01	PARTICIPATIONS -DEBENTURISTS
02	PARTICIPATIONS - EMPLOYEES
03	PARTICIPATIONS - MANAGEMENT
04	PARTICIPATIONS - OTHER
05	CONTRIBUTIONS - ASSISTANCE FUND
06	CONTRIBUTIONS - PENSION FUND	6,573	6,107	5,340
07	OTHER - CONTRIBUTIONS
08	NET PROFIT FOR THE YEAR	1,020,617	1,148,333	1,177,534
09	NET LOSS FOR THE YEAR

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.03 - PARTICIPATIONS IN THE SUBSIDIARIES

1 - ITEM	2 - COMPANY NAME SUBSIDIARIES	3 - TAXPAYER No.	4 - CLASSIFICATION	5 - INTEREST IN	6 - CONTROLLING	7 - TYPE OF COMPANY
				SUBSIDIARIES	STOCKHOLDERS’
				CAPITAL - %	EQUITY %
01	ARACRUZ TRADING S.A		OPEN CONTROLLED	100.00	0.56	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
02	ARACRUZ CELULOSE (USA) INC.		OPEN CONTROLLED	100.00	0.28	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
03	MUCURI AGROFLORESTAL S.A	28.163.251/0001-06	OPEN CONTROLLED	100.00	1.66	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
04	PORTOCEL TERMINAL ESPECIALIZADO	28.497.394/0001-54	OPEN CONTROLLED	51.00	0.02	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
	DE BARRA DO RIACHO
05	ARACRUZ PRODUTOS DE MADEIRA S.A.	01.739.871/0001-94	OPEN CONTROLLED	33.33	0.48	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
06	VERACEL CELULOSE S.A.	40.551.996/0002-29	OPEN CONTROLLED	50.00	19.76	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
07	ARACRUZ TRADING INTERNATIONAL		OPEN CONTROLLED	100.00	26.35	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
	LTD
08	ARA PULP COM. IMPOR. EXPOR.		OPEN CONTROLLED	100.00	0.08	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
	UNIPESSOAL LTD.
09	RIOCELL TRADE S.A.		OPEN CONTROLLED	100.00	0.05	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

ANYTHING TO INFORM

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

THE COMPANY

Our predecessor company Aracruz Florestal S.A. (AFSA) was set up in 1967 for the purpose of planting eucalyptus forests. AFSA became a subsidiary of Aracruz in 1972 when Aracruz was organized and established. On July 20, 1993, AFSA was merged upstream into Aracruz. We began our first pulp production operations in September 1978, using a single production unit (Mill A), with rated production capacity of approximately 400,000 tons of pulp per year. At the beginning of 1991, we completed our expansion plan, known as the 1991 Expansion Plan, that added a second production unit (Mill B), raising the rated production capacity of the Barra do Riacho Unit to approximately 1,025,000 tons per year. In 1994, our effective production capacity was increased further to 1,070,000 tons per year, through a system of enhancements and productivity gains. From October 1995 through December of 1998 we implemented a Modernization Project, increasing the rated capacity of the Barra do Riacho Unit to 1,240,000 tons per year and boosting our production efficiency.

In June 2000 our Board of Directors approved a new expansion of the rated production capacity of the Barra do Riacho Unit to the tune of an additional 700,000 tons per year, known as the Mill C Expansion Project. The Mill C Expansion Project involved adding a new pulp production line and making other modifications to the Unit’s existing equipment in order to even further bolster our cost-benefit ratio. Construction of Mill C began in the second half of 2000 and the mill began its operations at the end of May 2002, reaching full capacity in 2003.

The production volume resulting from the Mill C Expansion Project required an increase in the Company’s forest areas, involving an additional planted area of approximately 65,200 hectares of eucalyptus trees. To meeting the rising demand, in June 2000 the Company acquired Terra Plana Agropecuária Ltda., whose assets consisted of 19,000 hectares of land appropriate for planting eucalyptus trees. Between July of 2000 and December 31, 2001, the Company acquired roughly another 44,000 hectares of land through a series of separate operations. Moreover, in September 2002, Bahia Sul (the present name of which is Suzano Papel e Celulose) and the Company signed a contract -- together with Companhia Vale do Rio Doce (now named simply Vale) and its wholly owned subsidiary, Florestas Rio Doce S/A – for the acquisition by Bahia Sul and the Company of equally divided forest assets comprised of about 40,000 hectares of lands and eucalyptus forests. The Company also signed a three-year wood supply contract with Veracel, the aim of which was to supply a total quantity of up to 3.85 million cubic meters of wood for the Mill C Expansion Project. In 2004 we managed to reach a total of around 62% of our demand for wood fiber from our own eucalyptus forests. In 2005, 2006 and 2007, we achieved percentages of approximately 90%, 91% and 86%, respectively, of our demand for wood from our own eucalyptus forests. In 2008 we expect to obtain around 77% of our demand for wood from our own eucalyptus forests, due to the rise in wood supplied under the Forest Producer Program, in accordance with Aracruz’s long-term planning for the supply of wood.

In December 2005 our Board of Directors approved another investment in the Barra do Riacho Unit, known as the Barra do Riacho Unit Optimization Project. This project will enhance the technology and performance of the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements will be carried out through modification and/or replacement of the equipment at Mills A, B and C, leading to a sustainable rise in rated capacity, an additional 200,000 tons per year. Investments in this project have been estimated at US$ 239 million, of which US$ 199 million has already been spent through the end of 2007 and a further US$ 40 million is slated for 2008, with 80% of the purchases being made in Brazil and 20% imported. The additional capacity of 200,000 tons per year should be reached by 2009.

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

Portocel

Aracruz Celulose owns a 51% stake in Portocel Terminal Especializado de Barra do Riacho S.A., a company that has operated the Barra do Riacho port terminal since January 1985. The remaining share of the capital stock, equivalent to 49% of Portocel, is owned by Celulose Nipo Brasileira S.A - CENIBRA, another pulp producer and one of our competitors. Since the terminal was privatized in 1985 through 2007, Portocel has increased its storage capacity from 45,000 to 217,000 tons.

At Portocel, two new mooring berths for barges capable of hauling finished products (wood and pulp) have been installed and increase in the port’s draft to 12.5 meters has been confirmed. With this increased depth, the terminal has been able to maximize the shipping capacity of all types of vessels specialized in transporting forest products, which will permit significant improvements and flexibility in the process of contracting freight services.

Aracruz Produtos de Madeira

In 1998 we acquired the entire equity stake previously held by Gutchess International Inc. in Tecflor Industrial S.A. [presently known as Aracruz Produtos de Madeira S.A. (“APM”)], a joint venture between Gutchess International Inc. and Aracruz that was created in 1997 for the purpose of manufacturing solid wood products. In October 2004, we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of the Weyerhaeuser Corporation. The domestic sales policy of APM has remained unaltered and its international sales continue to be handled by Weyerhaeuser. At present, we own one third of the shares issued by APM.

Veracel

On October 10, 2000 we acquired a 45% stake in Veracel, a joint venture created for the purpose of planting eucalyptus trees and building a pulp mill. On January 31, 2003 the Company purchased an additional share in Veracel, corresponding to 5% of the latter’s capital stock, thus increasing our total stake to 50%. The other half of Veracel’s capital stock is held by Stora Enso OYJ ("Stora Enso"). Veracel is growing tracts of eucalyptus forests in the State of Bahia, thus diversifying our sources of wood supply for the Barra do Riacho Unit. In May 2003, the Company and its joint venture partner decided to invest a further US$ 940 million in Veracel, in order to build a mill with capacity to turn out 900,000 tons each year (Veracel Mill) for manufacture of BEKP in the State of Bahia. Construction of the Veracel Mill began in the second half of 2003 and operations started up in May 2005. Total budget outlays of US$ 1.30 billion have been slated for this project.

It took a period of 22 months from the time the keystone of the mill was set until operations began in May 2005.

The Veracel Mill has one of the lowest production costs in the world for bleached eucalyptus pulp, due to its modern equipment, nearby forest operations (within an average radius of 50 km) and high forest productivity. It is one of the largest single line pulp production lines of this type on the globe. The project uses leading-edge equipment, control systems and procedures that preserve the ecological quality of the local environment.

Owing to its location far from major urban centers, the Veracel Mill has contributed to job creation in a region (Southern Bahia) that features few employment opportunities for the local populace.

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

By the end of 2008, around 70% of the forest base required for duplication of Veracel should be acquired. The new line will have a rated capacity to turn out 1.4 million tons of pulp each year, which will boost the unit’s production capacity to 2.3 million tons per year (50% for each one of the partners, Aracruz and Stora Enso).

Guaíba Unit

On May 30, 2003 the Company acquired from the Southern Brazilian pulp and paper concern Klabin S.A. the entirety of the capital stock of Riocell S.A. ("Riocell"), a major BEKP producer, for a purchase price of US$ 567 million. Riocell was the owner and operator of a mill (Riocell Mill) with rated capacity of 400,000 tons per year and also owned around 40,000 hectares of eucalyptus forest tracts in the State of Rio Grande do Sul. On January 7, 2004 Riocell was merged upstream by the Company and, at present, the Riocell Mill and the respective forest assets are operated as the Company’s Guaíba Unit. On September 15, 2004 the Company announced its modernization plan entitled the Guaíba Unit Optimization project. The systems involved in modernizing the Guaíba Unit began operating in November 2005 just as planned, and achieved their performance targets. The Optimization project permitted additional output of 30,000 tons already in 2006, thus increasing the Guaíba Unit’s rated capacity to 430,000 tons per year. In June 2006, the Company disclosed that preliminary studies had been concluded with respect to the viability of future expansion of the production capacity of the Guaíba Unit by approximately 1.3 million tons, which would increase the mill’s total capacity by roughly 1.8 million tons per year between 2010 and 2015. Environmental impact studies were concluded in June 2007 and in March 2008 the preliminary environmental license was issued relating to expansion of the Guaíba Unit’s rated capacity to 1.8 million tons per year.

Wood logistics

The maritime route for hauling wood accounted for the transportation of 1.3 million cubic meters of wood, which has meant a reduction of no less than 52 thousand truck trips, contributing mightily to the reduction of traffic on the main interstate highway in eastern Brazil (BR-101), along the section where Aracruz undertakes its forest operations.

In July 2007 a record was set for the amount of wood transported in a single month - 749 thousand cubic meters.

The commitment to sustainable development has oriented practices for handling the planting of eucalyptus trees and preservation of the ecosystems of the Atlantic Rainforest. The environmental practices adopted at the mills are likewise enhanced on an ongoing basis. The level of the Company’s social responsibility is also reflected, among other aspects, in the significant program for social action undertaken in the areas where the Company operates.

Shareholding control at Aracruz is exercised by the Safra, Lorentzen and Votorantim groups (28% of the voting capital for each) and by the Brazilian Development Bank (BNDES - Banco Nacional de Desenvolvimento Econômico e Social, which holds a 12.5% stake. The preferred shares of the Company’s capital stock, accounting for 56% of the total, are traded on the São Paulo, New York and Madrid stock exchanges.

Aracruz was the only forest products company in the entire world to boast being a part of the DJSI World (Dow Jones Sustainability Index - World) in 2007, an important recognition on the international horizon for the seriousness of the Company’s sustainability practices. It is also listed on the São Paulo Stock Exchange (BOVESPA) Business Sustainability Index - ISE.

***

09.02 - MARKET OVERVIEW

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

The world economy continued to expand at a steady pace in 2007, providing a positive environment for the paper and pulp industry, despite the uncertainties surrounding the performance of the U.S. economy.

Worldwide demand for paper and cardboard rose 2.7% over the previous year, exceeding the mark of 390 million tons. In the main consumer markets, North America, Europe and Asia, there was growth in all types of paper produced with pulp on the market – printing and writing paper, tissue and special papers.

Demand for eucalyptus pulp rose by more than 17% last year – equivalent to 1.4 million tons – which leveraged the entire pulp market segment, which grew 5% in relation to 2006.

Pulp shortages throughout the entire distribution chain affected supply, contributing to the reduction in inventories held by the major world pulp market producers. A series of factors, such as lack of wood, maintenance shutdowns and technical problems at certain production units, besides exchange issues, contributed to this decreased supply.

Despite expected capacity expansions in Latin America, the pulp market should remain steady in the next few years, with a rise in the demand for eucalyptus fiber, which should generate continuity of a favorable environment for Aracruz to achieve its growth strategy.

EVOLUTION OF INVENTORIES
In thousands of tons	2005	2006	2007
Aracruz Group	411	454	396
World-wide inventories	949	1,086	1,165
EVOLUTION OF SALES
In thousands of tons	2005	2006	2007
Aracruz Celulose	2,454	2,557	2,576
Aracruz Group	2,591	3,012	3,100
EVOLUTION OF PRICES
In US$ (FOB) / ton	2005	2006	2007
Aracruz Celulose	351	390	470
Aracruz Group	502	542	583

* * * * *

10.01 - PRODUCTS AND SERVICES OFFERED

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES OFFERED	3 - NET REVENUES
01	Bleached Eucalyptus Pulp	100.00%

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

10.02 - RAW MATERIALS AND SUPPLIERS

ITEM 1 - RAW MATERIAL			IMPORTS	AVAILABLE		SUPPLIER
		2 -	3 - AMOUNT	4 - DOMESTIC	5 - FOREIGN	6 - NAME	7 - TYPE	8 - % SUPPLIED
		Y/N	(R$ 000)	MARKET	MARKET
01	WOOD	N		Y	Y	OWN PRODUCTION	5	16.52
	(EUCALYPTUS)
02	CHLORATE OF	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	4.28
	SODIUM
03	CAUSTIC SODA	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	3.09
04	NATURAL GAS	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	1.99
05	FUEL OIL DIESEL	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	1.59

SUPPLIER TYPE: 0 = NOT RELATED PARTY

5 = COMPANY OWNED BY THE MAJOR SHAREHOLDER

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

10.03 - MAIN CUSTOMERS BY PRODUCTS

1 - ITEM 2 - ITEM 3 - PRODUCT / CLIENT 4 - NET REVENUES

001 Bleached eucaliptus pulp

001 002 Aracruz Trading International 91.29%

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

The Company produced bleached eucalyptus pulp using the ECF (Elementary Chlorine Free) process, which is employed internationally for the manufacture of high quality papers of several different types and uses, such as sanitary tissue, printing and writing paper, photographic paper, digital and decorative paper, etc. The Company’s mills incorporate modern technology and in 2007 they turned out a total of 2,132,488 tons of pulp, in order to completely satisfy the quality requirements of the domestic and international markets.

WOOD HANDLING

The preparation of the wood is carried out in nine principal lines using the following equipment:

  Overhead traveling cranes for receiving and feeding the wood (03),
  Tree trunk receiving tables (09),
  Wood bark shavers (02),
  Pickers which transform the trunks into chips for boiling (09),
  Vibrating sifters that sort and classify the wood chips (09),
  Bark pickers for the Auxiliary Boilers (04).

The portions accepted from the sifters are hauled by conveyer belts to the chip storage area: two piles of open air chips and three silos that feed three Continuous Digesters. The rejects join the picked barks and are transported to the biomass piles that feed the Auxiliary Boilers as fuel.

PULP LINES

The chips from the piles feed three Continuous Digesters [Kvaerner (2) and Andritz (1) technologies], where they are boiled under determined conditions of retention time, temperature, pressure and concentration of alkalis. At the end of the boiling process, at the bottom of the Digester vat, the pulp undergoes the first washing stage. After this step, each Digester unloads the pulp produced for washing in the Diffusers.

Thereupon, purification of the unbleached mass takes place through atmospheric purifiers (Mills A and B) and pressurization (Mill C) for separation of the rejects and uncooked wood chips. The portion accepted by the purifiers undergoes a third washing stage consisting of a washing filter and a press for each line of Mill A, through two washing filters in series in each line of Mill B and two DDW type pressurized washing filters at Mill C. Part of the rejects returns to the entry of the boiling process. After going through the washing filters the mass is sent to the de-lignifying reactors with O2, after which the pulp passes through a set of washers in series per line, prior to being stored in the storage towers for the bleaching process.

The bleachers feature five parallel lines, with the following stages:

Stage	Mill A	Mill B		Mill C
1	D0	D0		A/D0
2	EO	EOP		EOP
3	D1	D1		D or P
4	PO	E2	or EP	D or P
5	D2	D2		-

Legend:
D (Chlorine Dioxide)
E (Sodium Hydroxide)
O (Oxygen)
P (Hydrogen Peroxide)
A (Chloride Acid)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

After the bleaching process, the mass – stored in five storage towers – continues to the bleached mass purification system. The sheet of pulp is formed in five dewatering machines made up of one inlet Box each, a flat table and a printing section consisting of three presses. After pressing, the sheet passes through Flakt type driers, exiting with a dry weight of 90%. The sheets – which measure 6.0 meters in length at Mills A and B and 8 m in length at Mill C – are cut into finer sheets and bundled, forming bales weighing 250 Kg and measuring 45 x 67 x 92 cm. The bales are piled by forklifts and bound into units weighing 2,000 Kg.

ENERGY RECOVERY SYSTEM

The iron acetate (or black) liquor resulting from the boiling and washing progress, containing organic (wood) solids and inorganic solids besides (chemical products from the boiling process) is sent to the recovery system, which is comprised of:

  Four lines for Evaporation and Concentration of black liquor, one the concentration of solids in the liquor is increased by 15.5% to 80%, becoming a fuel;
  Three Recovery Boilers, which burn the concentrated black liquor, recovering the inorganic chemical products contained in it, burning the treated gases of the odor system and producing a high pressure vapor that will be used in the turbo-generators.
  Three Cauterization lines, where the solution containing the inorganic chemicals from the Recovery Boilers (green liquor) is transformed once again into a white liquor by means of a reaction with the calcium oxide produced in the limestone kilns. The white liquor is used in the process for boiling the wood in the Digesters. A limestone mud (calcium carbonate) is formed in this process as a byproduct of the cauterizing reaction.
  Three Limestone Kilns oxidize the limestone mud produced, transforming it into calcium oxide, which is re-used in the Cauterizing lines. Natural Petroleum Gas (NPG) is used as a fuel for the kilns.

The generation of steam takes place in the three Recovery Boilers by means of buying the concentrated black liquor and in the two Auxiliary Boilers by means of buying biomass (wood bark and residues). Fuel oil (BPF) is only used during unit stoppages and start-ups.

The high-pressure steam generated from the boilers goes through the turbo-generators thus producing electric power. In the turbo-generators, the high-pressure steam is converted into medium- and low-pressure steam that is used in the pulp manufacturing process.

ELECTROCHEMICAL PLANT

As part of its strategy of concentrating on its principal activity, in December 1999 the Company sold its electrochemical plant to a Canadian group, Canadianoxy Chemicals Holdings Ltd., presently operating as Canexus. A long-term contract with the new owner was signed in order to guarantee the supply of chemical products required at extremely competitive prices for the next 24 years. This sale achieve three of our objectives: (1) capitalization, freeing funds up for strategic investments; (2) transfer of plant operating risks to a specialized producer with in-depth knowledge of the industrial processes; and (3) reductions in costs to be obtained with sharing of the economies of scale foreseen by the new owner as it expands this business line in Brazil.

INSURANCE

The various units of the Aracruz industrial complex began production in 1978 (Mill A), 1991 (Mill B) and 2002 (Mill C). The Company has taken out an insurance policy against fire, covering the installations, machinery, equipment, tanks, forests and inventories. There is also an insurance policy for business interruption (loss of income), machinery breakage and engineering risks.

The production process does not entail major risks that would cause a shutdown of the Company’s activities due to the effective computerized controls existing at the Industrial Plant.

Each year the Company carries out a Programmed Shutdown for preventive maintenance at each Mill, lasting from eight to 10 days at each one.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.02 - COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

Aracruz’s pulp sales are carried out through its own offices in Switzerland (sales to Europe and the Middle East), the United States (sales to North America), Hong-Kong (sales to Asia) and São Paulo (sales to Brazil and the rest of Latin America). In relation to certain customers, sales to the Asian market are also carried out through agents defined by the Company.

Distribution is carried out through shipping companies contracted to haul the merchandise from the Company’s own port (Portocel) in the State of Espírito Santo – RS and Rio Grande, in the State of Rio Grande do Sul (RS) up to the terminals agreed to in advance with the customers. In the case of Brazil highway transportation is used to delivery pulp to the customers’ mills. The exportation process also features the sale of products by Aracruz Celulose to Aracruz Trading Hungary and Aracruz Trading S.A., which the Company controls. Aracruz Trading Hungary and Aracruz Trading S.A. are the firms that effectively Bill the customers overseas for almost all our sales.

In 2007, 98% of sales were made overseas. Sales distribution was as follows: 40% to Europe, 34% to North America, 24% to Asia and 2% to Latin America. The Company’s chief customers are non-integrated producers of high-quality papers, such as sanitary tissue, printing and writing paper and special papers.

* * * * *

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.03 - MAIN PULP PRODUCTERS

WORLD’S MAJOR PRODUCER OF SHORT-FIBER PULP FOR THE MARKET

Company	Country	Capacity
		(tons / year)
Aracruz	Brazil	3,200,000
APRIL	Indonesia	1,880,000
ENCE	Spain	1,160,000
Cenibra	Brazil	1,140,000
CMPC	Chile	1,080,000
Votorantim	Brazil	1,005,000
Arauco	Chile/Argentina	870,000
APP	Indonesia	850,000
Stora Enso	Finland	825,000
Suzano Bahia Sul	Brazil	790,000

Sources: Aracruz and Hawkins Wright – Nov / 07

* * * * *

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA			7 - BUILDING		8	- AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM	12 - BEGINNIG	13 - END OF
					(000	M2 )	AREA	(000	Ha)	(YEARS)				THIRD PERSONS	OF CONTRACT	CONTRACT
01	Industrial Plant	Rod. Barra do Riacho	Aracruz	ES	217,790.00			118.906.000		39		Y	Y	N
02	Land	Aracruz	Aracruz	ES	577,552,040			-		-		N	N	N
03	Land	Fundão	Fundão	ES	9,670,180			-		-		N	N	N
04	Land	Linhares	Linhares	ES	61,394,700			-		-		N	N	N
05	Land	Serra	Serra	ES	52,003,010			-		-		N	N	N
06	Land	Sooretama	Sooretama	ES	34,329,290			-		-		N	N	N
07	Land	Conceição da Barra	Conceição da Barra	ES	375,085,850			-		-		N	N	N
08	Land	Pinheiros	Pinheiros	ES	23,778,250			-		-		N	N	N
09	Land	São Mateus	São Mateus	ES	332,579,750			-		-		N	N	N
10	Land	Others	Others	ES	79,185,380			-		-		N	N	N
11	Land	Vila Valério	Vila Valério	ES	28,912,540			-		-		N	N	N
12	Land	Jaguaré	Jaguaré	ES	63,856,480			-		-		N	N	N
13	Land	Montanha	Montanha	ES	41,630,700			-		-		N	N	N
14	Land	Mucurici	Mucurici	ES	11,623,930			-		-		N	N	N
15	Land	Alcobaça	Alcobaça	BA	518,864,600			-		-		N	N	N
16	Land	Caravelas	Caravelas	BA	393,737,360			-		-		N	N	N
17	Land	Ibirapuan	Ibirapuan	BA	142,708,470			-		-		N	N	N
18	Land	Mucuri	Mucuri	BA	217,963,290			-		-		N	N	N
19	Land	Nova Viçosa	Nova Viçosa	BA	339,911,500			-		-		N	N	N
20	Land	Prado	Prado	BA	7,783,460			-		-		N	N	N
21	Land	Teixeira de Freitas	Teixeira de Freitas	BA	49,568,130			-		-		N	N	N
22	Land	Vereda	Vereda	BA	34,333,900			-		-		N	N	N
23	Land	Nanuque	Nanuque	MG	80,722,370			-		-		N	N	N

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM 2 - TYPE		3 - ADDRESS	4 - CITY	5 - STATE 6 - TOTAL AREA			7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000	M2 )	AREA (000 Ha)	(YEARS)			FROM THIRD	OF CONTRACT	CONTRACT
											PERSONS
24	Land	Carlos Chagas	Carlos Chagas	MG	55,887,360		-	-	N	N	N
25	Land	Cachoeira do Sul	Cachoeira do Sul	RS	72,697,970		-	-	N	N	N
26	Land	Arroio dos Ratos	Arroio dos Ratos	RS	56,307,770		-	-	N	N	N
27	Land	Triunfo and Barão do	Triunfo and Barão	RS	25,477,750		-	-	N	N	N
		Triunfo	do Triunfo
28	Land	Barra do Ribeiro	Barra do Ribeiro	RS	117,240,650		-	-	N	N	N
29	Land	Butiá	Butiá	RS	94,468,580		-	-	N	N	N
30	Land	Santa Margarida do	Santa Margarida do	RS	34,305,800		-	-	N	N	N
		Sul	Sul
31	Land	Dom Feliciano	Dom Feliciano	RS	43,349,460		-	-	N	N	N
32	Land	Eldorado do Sul	Eldorado do Sul	RS	35,029,670		-	-	N	N	N
33	Land	Guaíba	Guaíba	RS	30,076,480		-	-	N	N	N
34	Land	Minas do Leão	Minas do Leão	RS	41,342,480		-	-	N	N	N
35	Land	Pântano Grande	Pântano Grande	RS	83,631,890		-	-	N	N	N
36	Land	São Jerônimo	São Jerônimo	RS	45,518,520		-	-	N	N	N
37	Land	Mariana Pimentel	Mariana Pimentel	RS	32,465,710		-	-	N	N	N
38	Land	Tapes	Tapes	RS	24,827,230		-	-	N	N	N
39	Land	Rio Pardo	Rio Pardo	RS	35,300,900		-	-	N	N	N
40	Land	Others	Others	RS	194,173,240		-	-	N	N	N
41	Land	Encruzilhada do Sul	Encruzilhada do Sul	RS	65,142,540		-	-	N	N	N

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE 6 - TOTAL AREA				7 -	8 - AGE (YEARS) 9 - INSURANCE		10 - MORTGAGE	11 - RENTED	12 - BEGINNIG 13 - END OF
					(000	M2 )		BUILDING				FROM THIRD	OF CONTRACT CONTRACT
							AREA	(000				PERSONS
								Ha)
42	Forests of Eucalyptus	Serra	Serra	ES	24,686,730			-	-	Y	N	N
43	Forests of Eucalyptus	Montanha	Montanha	ES	25,945,450			-	-	Y	N	N
44	Forests of Eucalyptus	Alcobaça	Alcobaça	BA	281,693,820			-	-	Y	N	N
45	Forests of Eucalyptus	Ibirapuan	Ibirapuan	BA	85,001,400			-	-	Y	N	N
46	Forests of Eucalyptus	Mucuri	Mucuri	BA	135,676,330			-	-	Y	N	N
47	Forests of Eucalyptus	Nova Viçosa	Nova Viçosa	BA	193,471,440			-	-	Y	N	N
48	Forests of Eucalyptus	Prado/Vereda	Prado/Vereda	BA	14,598,370			-	-	Y	N	N
49	Forests of Eucalyptus	Caravelas	Caravelas	BA	240,163,280			-	-	Y	N	N
50	Forests of Eucalyptus	Teixeira de Freitas	Teixeira de Freitas	BA	25,215,750			-	-	Y	N	N
51	Forests of Eucalyptus	Carlos Chagas	Carlos Chagas	MG	24,341,370			-	-	Y	N	N
52	Forests of Eucalyptus	Nanuque	Nanuque	MG	39,898,740			-	-	Y	N	N
53	Forests of Eucalyptus	Butiá	Butiá	RS	56,505,160			-	-	Y	N	N
54	Forests of Eucalyptus	Mariana Pimentel	Mariana Pimentel	RS	16,160,870			-	-	Y	N	N
55	Forests of Eucalyptus	São Jerônimo	São Jerônimo	RS	29,617,990			-	-	Y	N	N
56	Forests of Eucalyptus	Barra do Ribeiro	Barra do Ribeiro	RS	74,929,420			-	-	Y	N	N
57	Forests of Eucalyptus	Minas do Leão	Minas do Leão	RS	25,910,540			-	-	Y	N	N
58	Forests of Eucalyptus	Tapes	Tapes	RS	18,835,170			-	-	Y	N	N
59	Forests of Eucalyptus	Guaíba	Guaíba	RS	17,402,410			-	-	Y	N	N
60	Forests of Eucalyptus	Arroio dos Ratos	Arroio dos Ratos	RS	34,433,990			-	-	Y	N	N
61	Forests of Eucalyptus	Eldorado do Sul	Eldorado do Sul	RS	22,880,210			-	-	Y	N	N

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE 6 - TOTAL AREA			7 - BUILDING	8 - AGE	9 -	10 -	11 - RENTED FROM 12 - BEGINNIG OF 13 - END OF
					(000	M2 )	AREA (000 Ha)	(YEARS)	INSURANCE MORTGAGE		THIRD PERSONS CONTRACT	CONTRACT
62	Forests of Eucalyptus	São Mateus	São Mateus	ES	232,301,600		-	-	Y	N	N
63	Forests of Eucalyptus	Sooretama	Sooretama	ES	25,286,770		-	-	Y	N	N
64	Forests of Eucalyptus	Aracruz	Aracruz	ES	336,899,620		-	-	Y	N	N
65	Forests of Eucalyptus	Conceição da Barra	Conceição da Barra	ES	258,757,320		-	-	Y	N	N
66	Forests of Eucalyptus	Jaguaré	Jaguaré	ES	40,997,400		-	-	Y	N	N
67	Forests of Eucalyptus	Linhares	Linhares	ES	21,897,240		-	-	Y	N	N
68	Forests of Eucalyptus	Pinheiros/Vila Valério/	Pinheiros/Vila Valério/	ES	36,006,140		-	-	Y	N	N
		Mucurici	Mucurici
69	Forests of Eucalyptus	Fundão /Stª Teresa	Fundão /Stª Teresa	ES	5,692,710		-	-	Y	N	N
70	Forests of Eucalyptus	Rio Bananal	Rio Bananal	ES	3,661,260		-	-	Y	N	N
71	Forests of Eucalyptus	Santa Leopoldina	Santa Leopoldina	ES	214,150		-	-	Y	N	N
72	Forests of Eucalyptus	Dom Feliciano / Triunfo	Dom Feliciano / Triunfo	RS	35,943,030		-	-	Y	N	N
73	Forests of Eucalyptus	Pantano Grande/ General	Pantano Grande/ General	RS	53,639,820		-	-	Y	N	N
		Camara	Camara
74	Forests of Eucalyptus	Charqueadas/Barão do	Charqueadas/Barão do	RS	10,582,350		-	-	Y	N	N
		Triunfo	Triunfo
75	Forests of Eucalyptus	Sertão Santana/ Sentinela	Sertão Santana/ Sentinela	RS	24,043,840		-	-	Y	N	N
		Sul/R.Prado	Sul/R.Prado
76	Forests of Eucalyptus	Amaral Ferrador/Camaquã	Amaral Ferrador/Camaquã	RS	21,257.520		-	-	Y	N	N
77	Forests of Eucalyptus	Cachoeira do Sul	Cachoeira do Sul	RS	33,241.320		-	-	Y	N	N
78	Forests of Eucalyptus	Cristal/Candelaria	Cristal/Candelaria	RS	10,044.780		-	-	Y	N	N
79	Forests of Eucalyptus	Encruzilhada do Sul	Encruzilhada do Sul	RS	28,983.820		-	-	Y	N	N

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA		7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000	M2 )	AREA (000 Ha)	(YEARS)			FROM THIRD	OF CONTRACT	CONTRACT
											PERSONS
80	Forests of Eucalyptus	Lavras do Sul	Lavras do Sul	RS	14,679.790		-	-	Y	N	N
81	Forests of Eucalyptus	Stª Margarida do Sul	Stª Margarida do Sul	RS	16,605.350		-	-	Y	N	N
82	Forests of Eucalyptus	São Gabriel	São Gabriel	RS	31,096.070		-	-	Y	N	N
83	Forests of Eucalyptus	São Sepe	São Sepe	RS	8,370.690		-	-	Y	N	N
84	Forests of Eucalyptus	Vila Nova do Sul	Vila Nova do Sul	RD	8,670.990		-	-	Y	N	N
85	Forests of Preservation	Others	Others	ES	552,906.580		-	-	N	N	N
86	Forests of Preservation	Others	Others	BA	636,166.960		-	-	N	N	N
87	Forests of Preservation	Others	Others	MG	66,462.620		-	-	N	N	N
88	Forests of Preservation	Others	Others	RS	346,152.300		-	-	N	N	N

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Equity stakes held by Controlling Stockholders, Administrators, Members of the Fiscal Council and Shares in Circulation

					Position as of March 31, 2008
			PNA		PNB
Stockholders	ON shares*	%	shares**	%	shares***	%	Total	%
Controlling Stockholders	439,400,228	96.50	27,736,642	99.20	57,875,517	10.50	525,012,387	50.85
Lorentzen	127,506,457	28.00	-	0.00	-	0.00	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	99.20	57,875,517	10.50	213,118,616	20.64
VCP	127,506,457	28.00	-	0.00	-	0.00	127,506,457	12.35
BNDES	56,880,857	12.50		0.00		0.00	56,880,857	5.51
Administrators	1,905	0.00	-	0.00	46,207	0.00	48,112	0.00
Board Members	1,905	0.00	-		29,009	0.00	30,914	0.00
Executive Officers	0	0.00	-	0.00	17,198	0.00	17,198	0.00
Fiscal Council	10	0.00	-	0.00	-	0.00	10	0.00
Treasury Stock (1)	483,114	0.10	-	0.00	1,483,200	0.30	1,966,314	0.19
Other Stockholders (2)	15,505,442	3.40	221,374	0.80	489,800,481	89.20	505,527,297	48.96
Total shares issued (3)	455,390,699	100.00	27,958,016	100.00	549,205,405	100.00	1,032,554,120	100.00
Shares in Circulation (2)	15,505,442	3.40	221,374	0.80	489,800,481	89.20	505,527,297	48.96

* Common registered shares ** Class A preferred shares *** Class B preferred shares

Notes:

(1) Shares issued and repurchased by the Company.

(2) Total shares issued, less treasury stock and shares held by members of the fiscal council, board of directors (including alternates), executive officers and controlling stockholders.

(3) Total number of shares subscribed and issued by the Company.

(4) Equity stake of Safra Group, consisting of: Arainvest Participações S. A. 127,506,457 ON shares, 27,736,642 PNA shares and Treasure Hold Investments Corp. 57,875,517 PNB shares.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Equity stakes held by Controlling Stockholders, Administrators, Members of the Fiscal Council and Shares in Circulation

Position as of March 31, 2007
Stockholders	ON shares	%	PNA shares	%	PNB shares	%	Total	%
Controlling Stockholders	439,400,22
	8	96.49	37,736,642	99.40	82,268,047	15.25	559,404,917	54.18
Lorentzen	127,506,45
	7	28.00	0	0.00	0	0.00	127,506,457	12.35
Safra (4)	127,506,45
	7	28.00	27,736,642	73.06	57,875,517	10.73	213,118,616	20.64
VCP	127,506,45
	7	28.00	0	0.00	0	0.00	127,506,457	12.35
BNDES
	56,880,857	12.49	10,000,000	26.34	24,392,530	4.52	91,273,387	8.84
Administrators	2,005	0.00	0	0.00	76,707	0.00	78,712	0.00
Board Members
	2,005	0.00	0	0.00	59,509	0.00	61,514	0.00
Executive Officers
	0	0.00	0	0.00	17,198	0.00	17,198	0.00
Fiscal Council	10	0.00	0	0.00	0	0.00	10	0.00
Treasury stock (1)	483,114	0.10	0	0.00	1,483,200	0.30	1,966,314	0.19
Other stockholders (2)	15,505,342	3.41	225,913	0.60	455,372,912	84.45	471,104,167	45.63
Total shares issued (3)	455,390,69
	9	100.00	37,962,555	100.00	539,200,866	100.00	1,032,554,120	100.00
Shares in circulation (2)	15,505,342	3.41	225,913	0.60	455,372,912	84.45	471,104,167	45.63

Notes:

(1) Shares issued and repurchased by the Company.

(2) Total shares issued, less treasury stock and shares held by members of the fiscal council, board of directors (including alternates), executive officers and controlling stockholders.

(3) Total number of shares subscribed and issued by the Company.

(4) Equity stake of Safra Group, consisting of: Arainvest Participações S. A. 127,506,457 ON shares, 27,736,642 PNA shares and Treasure Hold Investments Corp. 57,875,517 PNB shares.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.05 - INVESTEMENT PROJECTS

‰ Capital Investments

In 2007 Aracruz’s capital investments reached a total of R$ 1.194 million, fully 65% higher than 2006. Highlights for this past year were the following:

Barra do Riacho Unit – Work was concluded on the optimization project, which increased the unit’s rated pulp production capacity by 200 thousand tons per year, making it now capable of turning out 2.33 million tons per year. As a result, we are expecting a reduction in the overall production cost to the tune of around US$ 5/t, on account of gains in scale and reduction in the consumption of raw materials.

Guaíba Unit – The initial phase of buying lands and forming forests to meet the needs of the project for increasing capacity has already been given the green light by the Board of Directors, and more than 70% of the lands have either already been purchased or deals have been clinched for such purchases. Final approval of the project, including the decision on the total investment in expansion, was made at a Board meeting in March 2008. The expansion project should be concluded in 2010 will increase the unit’s total capacity to 1.8 million tons per year.

The expansion project calls for construction of a new pulp production line alongside the present one with capacity to turn out 1.3 million tons per year — being able to attain 1.4 million tons on a medium-term horizon without the need for additional expenditures — which will demand investments on the order of US$ 1.8 billion. The preliminary forest and industrial environmental licenses have already been granted by the State Environmental Protection Foundation (Fepam-RS).

Low Cost of Production – The Mill project will be developed according to the concept of an EPC (Engineering, Procurement and Construction) agreement, with the equipment and services required for the projects contracted mainly from local suppliers. The highlight of this new Mill will be the low operating cost, even more competitive than the present Veracel Mill in which Aracruz has a 50% stake. New technologies and synergies will ensure operational excellence and low cost of production at the same time.

The new line will begin operating in August 2010, with adoption of modern environmental technologies that ensure less consumption of water and reduction in the volume of emissions and effluents, as well as better standards in terms of thermal and energy efficiency.

The Forest base will also receive an increment, rising to 160 thousand hectares of tracts planted with eucalyptus trees and 90 thousand hectares of native reserves intended for permanent conservation and legal reserve. This total includes leased areas, forest contracts and partnerships with producers. Total forest investments are slated at US$ 600 million, including the acquisition of lands, infrastructure and tree growing, with 40% of the total amount already realized.

Integrated Logistics – This project further encompasses the enhancement of logistics operations, with adoption of waterway routes for hauling raw materials and pulp. Around 50% of the raw material will reach the plant by water routes. To such end, three waterway terminals will be built in Guaíba, Rio Pardo and Cachoeira do Sul.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.05 - INVESTEMENT PROJECTS

Portocel – The first phase of the expansion project, which should be concluded in 2009, includes the construction of a new berth for ships, a new terminal for pulp barges, a sixth warehouse for storing pulp, dredging down to a depth of 12.5 meters, operational improvements and technical adaptations. Investments are estimated at US$ 80 million and will boost total handling capacity of the terminal to 7.5 million tons of pulp shipments per year in 2009.

A second stage of the expansion project is set to occur between 2010 and 2026. With investments on the order of US$ 244 million to be made by the port shareholders, Aracruz and Cenibra, the project calls for construction of four more mooring berths, two warehouses and a new railroad branch line, boosting annual handling capacity of the terminal to 17 million tons.

Veracel – By the end of 2008, roughly 70% of the forest base required to double Veracel’s output should be acquired. The new production line will have capacity for turning out 1.4 million tons of pulp per year, which will increase rated production capacity of the unit to 2.3 million tons per year (50% for each one of the partners, Aracruz and Stora Enso).

Capital investments in 2007 were allocated to the following projects:

R$ million
Tree growing	285
Purchase of lands and forests	267
Other forest investments	60
Current industrial investments	101
Optimization projects (Guaíba and Barra do Riacho units)	298
Investments in Veracel	101
Investments in Portocel	53
Other investment	29
Total	1,194

* * *

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

Environmental monitoring

The Company’s Environmental and Social Management System is fully implemented and consists of Environmental and Social Action Committees, as well as the Internal On-the-Job Accident Prevention Committees (CIPA’s).

The Aracruz project in these areas incorporates technologies that are compatible with both Brazilian environmental legislation and international standards.

Treatment of liquid effluents

The effluent treatment system at Aracruz is made up of a primary system and a secondary system. The primary system is the first stage in the treatment process whereby the effluents are neutralized and fibers and thick materials removed.

The secondary system is comprised of six ponds, four of them aerated ponds and two stabilization ponds. This system also features an emergency backup pond capable of retaining effluents for up to 12 hours of operation.

The volume of each pond is 200,000 m3 and the retention time for treatment is six days, that is, one day in each pond.

Quality of the final effluent is broken down as follows:

  Suspended Solids (SS) = 1.66 kg/t of dry pulp produced
  Organically Absorbed Halogen (AOX) = 0.11 kg/t
  Chemical Demand for Oxygen (DQO) = 16.5 kg/t of dry pulp produced
  Biochemical Demand for Oxygen (DBO) = 1.70 kg/t of dry pulp produced
  Color = 31.4 kg/t of dry pulp produced

The discard of the treated effluents is carried out by means of an underground and underwater sewer interceptor made of polypropylene pipes, the length, diameter and thickness of which are approximately 2,500 m [1,000 mm in the underground portion (three pipes) and 1,100 m, 1,000 mm and 40 mm in the underwater portion (2 pipes)]. In the final part of the interceptor, submerged approximately 17 m, there are 70 100-mm diffusers in each one of the pipelines, spaced 4 m apart. The design of this system presumes minimum dilution of 1/140 (dilution factor of 140) in the launching zone. The conception of the design for the system of treating the effluent and discarding it at sea is highly secure, guaranteeing the quality of the marine ecosystem, as proven by studies and annual follow-ups conducted with respect to the regional marine flora and fauna.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

Treatment of gaseous effluents

Based on the same approach as in the treatment of liquid effluents, Aracruz has always sought to certify that all factors are taken into consideration to the utmost degree in its design project, chiefly environmental concerns. Some of the stages and equipment involved in the gaseous effluent treatment system are described as follows:

  Continuous Digesters: these devices are responsible for cooking the chips, the compost of which forms odors that occur in this stage of the production process; the chips are gathered together and burned in the limestone kilns and boilers.
  Condensed Particle Purifiers: the contaminated condensed particles coming from the evaporation stage and the continuous digesters are purified through a steam-based condensed particle purifier, with the gases creating the odor resulting from this purifying process being gathered together and burned in the limestone kilns and boilers.
  Recovery Boilers: Aracruz was one of the first mills in Brazil to adopt the low-odor-emission recovery boiler in its operations. The gases resulting from the burning of black liquor in the boiler are sent through electrostatic precipitators that remove the particle material in suspension and release them through chimney stakes that are 85 m high. This height is necessary to ensure thorough dispersal of the gases, thus protecting the local environment.
  The efficiency of the precipitators reaches as high as 99.9%.
  Auxiliary Boilers: the purpose of these additional boilers is to burn the eucalyptus bark. The gases resulting from this combustion are sent through electrostatic precipitators that retain the material in particles, with the gases being cast out into the atmosphere through chimneystacks that are 85 m high. The auxiliary boilers are also where the compost – which forms low- concentration odor collected in the vents of the black liquor tanks and in the pressurized chip silo of the digester – is burned.
  Limestone Kilns: these are part of the closed cycle of liquors. Their purpose is to cauterize the calcium carbonate. The gases coming from the limestone ovens are cleaned in highly efficient electrostatic precipitators. The gases that contain the odor-forming compost are burned in the limestone kilns.
  Emergency Incinerator: this is intended to burn the odor-forming gases when there is any impediment of the limestone kilns, hence preventing these gases from being released into the atmosphere. This piece of equipment is only used when the limestone kilns are shut down.
  Bleaching: the gases resulting from this operation are gathered together and washed in a system of alkaline absorption gas cleansers, being subsequently released into the atmosphere completely free of any undesirable compost.

In short, we can state that at Aracruz: 99% of the particle material is removed and sent back into the process for re-utilization and 98% of the odor-forming compost is eliminated through direct burning in the limestone kilns and boilers, thereby ensuring that emissions into the atmosphere are minimized and meet the standards of applicable environmental legislation.

15.01 - ENVIRONMENTAL MATTERS

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

Environmental Performance - Biodiversity and Forest plants

Reconciling economic development with preservation of the environment is a global challenged that tends to increase in complexity with the continuous growth of the world’s population and consumption of goods requiring the use of natural resources.

As a result of this challenge, a major debate has ensued around the world between the total protection of biodiversity and the sustainable use of our natural resources, since the production of medicines and food for our future originates in our forests.

This issue is of the utmost importance to Aracruz, inasmuch as its business is intrinsically dependent upon such natural resources as water, soil and biodiversity.

There is a current of thinking which defends the position that the remaining areas of tropical rainforests in the world should be fully preserved intact, without any human activity whatsoever. For some, not even eco-tourism should be permitted, such that the forests are kept entirely isolated from society so that, through their own environmental balancing mechanisms, they can assure the preservation of all existing species.

The advance of economic activities, mainly those related to agriculture and livestock raising, in areas of native forests is pointed to as the element chiefly responsible for deforestation in Brazil. Aracruz planted its first eucalyptus seedlings in the 1960’s. This was done in the municipality (township) of Aracruz, in the Southeastern Brazilian State of Espírito Santo, in areas that for the most part had already been cleared of the native Forest. By way of example, one of the areas we originally purchased – measuring 8 thousand hectares – belonged to the Vitória Iron and Steel Company (Companhia Ferro e Aço de Vitória - Cofavi), which used the wood cut down in the area to produce the charcoal that fed its blast furnaces.

Today, Aracruz has 400 thousand hectares of lands that largely belong to the Atlantic Rainforest biome, of which 139.2 thousand hectares are native reserve areas kept entirely preserved and protected, without any economic use at all. Biodiversity studies have demonstrated that the interspersing of preserved areas and eucalyptus forest tracts can maintain and develop various animal species that are endemic to the Atlantic Rainforest.

By the same token, we are fully aware of the perception of a portion of our community that eucalyptus trees feature little diversity. Nonetheless, we consider that the biodiversity of eucalyptus tracts cannot be compared with native tropical forests that they do not aim to replace but rather should be compared instead with other crops that society needs for its comfort and well being. Eucalypts provides an alternative source of wood for a plethora of final uses, decreasing the pressure on native forests and contributing to keeping people on the land.

Aracruz condemns the use of wood illegally extracted for any purpose and takes the position that the remaining portions of the Atlantic Rainforest should be preserved and, whenever possible, recovered, so as to create or expand the connectivity between the remaining forest fragments.

In order to learn more about the interaction between its eucalyptus tracts, the native reserves of the Atlantic Rainforest and the environment in general, in 1993 Aracruz started the Micro-watershed Project (Projeto Microbacia). This project involves continuous environmental monitoring of the complete cycle of planting eucalyptus trees, the study of the relationship between these plants and the native forests and local fauna. Data regarding biodiversity, the hydrological cycle of eucalyptus plants and soil conditions are gathered, monitored and classified on an ongoing basis.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

Environmental Fines

Fines

Barra do Riacho Unit

Our main production unit was not slapped with any environmental assessment notice or fine during the course of 2007.

Guaíba Unit

In 2005 this unit, located in the Southern Brazilian State of Rio Grande do Sul, was environmentally assessed in the amount of R$ 15,000.00 (fifteen thousand Reais). This fine was levied by the State Environmental Protection Foundation (Fepam) with respect to the emission of reduced sulfur compounds (TRS) above the established levels. Aracruz filed an appeal, reporting precise problems that occurred in the sources of TRS emissions that did not result in exceeding the established standards in the sum total of the sources, as well as problems in the electrostatic precipitators installed in 2005 that did not live up to the performance guaranteed by the supplier. A plan for putting the sources into line was proposed and agreed to with Fepam.

Caravelas Terminal

A notification and assessment notice were received from the sanitary authorities in relation to the Caravelas Terminal in 2006. The parameter for drinking water (quantity of fecal coliforms) at the Terminal was higher than the level legally permitted in the monitoring sample taken. Aracruz identified the cause and took the measures required to resolve the problem, by replacing the chlorine dosing mechanism.

* * * * *

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 - LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

1	- 2 - DESCRIPTION	3 - % NET EQUITY	4 - % NET PROFIT	5 - PROVISION	6 - VALUE (IN REAIS 000)
ITEM
01	LABOR DISPUTE	0.33	1.76	YES	18,012
02	TRIBUTARY / FISCAL	8.65	45.79	YES	467,314
03	OTHER	0	0	NO	0

17.01 - TRANSACTIONS WITH RELATED PARTIES

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

Business transactions between the Parent Company and its subsidiary, jointly controlled and associated companies, such as the purchase and sale of products, purchase of raw materials and the contracting of services, are eliminated upon consolidation. Financial transactions, such as intercompany loans and prepayment agreements, involve effective interest rates that vary from 6.14% to 6.90% per annum, as well as exchange variation, that are likewise eliminated in the consolidation process.

(a) Subsidiary / Associated Companies

						Parent Company
						2007	2006
				Portocel-
				Terminal
				Especia-	Aracruz
	Aracruz		Mucuri	lizado de	Produtos
	Trading	Agro	-	Barra do	de
	International		florestal	Riacho	Madeira
	Ltd.		S.A.	S.A.	S.A.	Total	Total
Current assets	173,635			1,778	876	176,289	70,250
Noncurrent assets			81	342		423	6,376
Current liabilities	44,860			1,078		45,938	145,673
Noncurrent	1,333,845					1,333,845	548,019
liabilities
Sales revenues	2,270,685				6,688	2,277,373	2,110,606
Contracting of port
services				13,973		13,973	14,221
Financial expenses
(revenues), net	(116,771)					(116,771)	(53,839)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

CHAPTER I LEGAL NAME, OBJECT, REGISTERED OFFICES AND DURATION

Article 1: ARACRUZ CELULOSE S.A. (a joint stock corporation under Brazilian law) is governed by these Bylaws and applicable Brazilian legislation.

Article 2: The Company’s corporate object is forestry, reforestation, processing and sale of forest products, exploration of renewable sources of energy and the performance of industrial, commercial, agricultural and livestock raising activities, to such end being empowered to:

I - hold stakes in any form in other companies, by decision of the Board of Directors, at the proposal of the Executive Officers Committee.

II - engage in any activities and perform any services directly and indirectly related to its principal activities, including importation and exportation.

Article 3: The Company’s registered offices and tax domicile are in the Municipality of Aracruz, State of Espírito Santo, Federal Republic of Brazil, and it may, by decision of the Executive Officers Committee, create offices and other establishments in Brazil and, by decision of the Board of Directors, through a Proposal of the Executive Officers Committee, offices and other establishments outside of Brazil.

Article 4: The Company’s duration is perpetuity.

CHAPTER II CAPITAL STOCK AND SHARES

Article 5: The Company’s subscribed capital stock is R$ 2,871,781,288.11 (two billion, eight hundred and seventy-one million, seven hundred and eight-one thousand, two hundred and eighty-eight Reais and eleven centavos), divided into 1,032,554,120 (one billion, thirty-two million, five hundred and fifty-four thousand, one hundred and twenty) registered shares, without par value, of which 455,390,699 (four hundred and fifty-five million, three hundred and ninety thousand, six hundred and ninety-nine) are common shares and 577,163,421 (five hundred and seventy-seven million, one hundred and sixty-three thousand, four hundred and twenty-one) are class A and B preferred shares.

Paragraph 1 - The subscribed capital stock may be increased up to the limit of R$ 5,000,000,000.00 (five billion Reais), irrespective of any amendment to these Bylaws, by decision of the Board of Directors, at the Proposal of the Executive Officers Committee, unless such increase involves subscribing to shares for realization of assets, in which cases it depend upon approval of the General Meeting of Stockholders.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Paragraph 2 - Capital increases may occur without respecting the previously existing ratio between the various types and classes of shares.

Paragraph 3 - It will be up to the General Meeting of Stockholders to make the decision dealt with in the previous paragraph of this Article.

Paragraph 4 - The number of preferred shares without voting rights or subject to restrictions in the exercise of such right may not exceed 2/3 (two thirds) of the total shares issued, except in cases covered by special provisions of applicable Brazilian legislation regarding tax incentives.

Paragraph 5 - Stock splits shall always be carried out with the same type and class of shares split; capital increases arising from capitalization of the reserve resulting from the monetary restatement of paid-in capital shall be carried out without modification of the number of shares issued; the distribution of new shares resulting from capital increase by means of capitalization of earnings and reserves other than those referred to above shall be carried out – in relation to the common shares – through distribution of shares of the same type and – in relation to the preferred shares – through distribution of class B preferred shares.

Article 6: Each common share of capital stock vests the right to 1 (one) vote in the decisions of the General Meeting of Stockholders.

Article 7: The preferred shares do not vest voting rights, though they are assured the receipt of a dividend that is 10% (ten per cent) higher than that attributed to each common share and priority in reimbursement of capita in the event of dissolution of the Company.

Paragraph 1 - Without prejudice to the provisions contained in the heading of this Article, class A preferred shares will have priority in receiving a minimum dividend of 6% (six per cent) per year, calculated on the amount of capital stock represented by this class of share and divided among them in equal parts.

Paragraph 2 - The class B preferred shares, although being entitled to receiving the dividend calculated in conformity with the provision in the heading of this Article, do not have priority in receiving dividends.

Paragraph 3 - The class A preferred shares may be converted into class B preferred shares, with the cost of conversion being covered by the interested stockholder.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 8: The shares of the Company’s capital stock may be maintained in a deposit account, in the name of their respective owners, without issue of stock certificates, at a reputable financial institution bearing the credentials of the Brazilian Securities Commission (CVM), as chosen by the Executive Officers Committee after hearing the advisory opinion of the Board of Directors.

Sole paragraph: The interested stockholders will be responsible for covering the cost of the services of transfer of ownership of the register shares, with due heed being paid to the maximum limits set by the CVM.

Article 9: Each class of shares will have its own numbering.

Article 10: The stock certificates shall always be signed by 2 (two) Executive Officers, with the Company being empowered to issue multiple securities and certificates.

Article 11: In the increases in the subscribed capital stock, the stockholders will be ensured the right of preference to subscribe to the shares, in the manner provided by law, for a period of not less than 30 (thirty) days.

Paragraph 1 - The period of 30 (thirty) days covered by this Article shall be counted as from the publication of the call to subscription in the Official State Gazette (DOE).

Paragraph 2 - A stockholder that does not make payment of the installments corresponding to the shares as prescribed in the subscription bulletin or upon call to do so, shall be considered in default, in the manner provided by law, hence being subject to the payment of interest of l2% (twelve per cent) per year, as well as monetary restatement and a fine of l0% (ten per cent) of the amount of the installment.

CHAPTER III GENERAL MEETING OF STOCKHOLDERS

Article 12: The General Meeting of Stockholders shall be held annually (AGM), on or before the 30th day of April each year, and extraordinarily (EGM), whenever Company interest so requires.

Sole paragraph - The General Meeting of Stockholders shall be presided over by the Chairman of the Board of Directors, who will choose one ore more Secretaries from among the stockholders present at the meeting.

Article 13: The General Meeting of Stockholders shall set the total amount for remuneration of the members of the Board of Directors and Executive Officers Committee.

Sole paragraph - The apportionment of the remuneration among the administrators shall be set by the Board of Directors.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

CHAPTER IV COMPANY MANAGEMENT

Article 14: The Company is to be administered by a Board of Directors and an Executive Officers Committee.

Sole paragraph - Up to a maximum of 1/3 (one third) of the members of the Board of Directors may also be appointed to positions as Executive Officers.

SECTION I BOARD OF DIRECTORS

Article 15: The Board of Directors shall be made up of at least 9 (nine) and no more than 12 (twelve) members, one of whom will serve as Chairman and all of whom shall be stockholders resident in Brazil, elected by the General Meeting of Stockholders for terms of office lasting 3 (three) years, with re-election being permitted, and they shall remain in office until such time as their successors take office.

Paragraph 1 - Any Board Member may submit to the approval of the General Meeting of Stockholders the nomination of an alternate for the purpose of replacing him or her in the sessions of the Board of Directors.

Paragraph 2 - The Board Members shall take office by signing the appropriate entry in the Minutes of the Meetings of the Board of Directors.

Paragraph 3 - Once they take office, the Board of Directors shall elect from among their members the 1st and 2nd Vice-Presidents, who in such order shall replace the Chairman in the event of the latter’s occasional absence or impediment.

Paragraph 4 - Whenever it deems necessary, the Board of Directors may create Committees with the functions of serving as advisory and instruction panels for matters in which they are specialized.

Paragraph 5 - The Committees mentioned in Paragraph 4 above may operate on a part- or full-time basis and, in addition to the members of the Board, may also be comprised of any members of the Executive Officers Committee and such other persons as are invited to participate for this purpose.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 16: The Board of Directors is responsible for:

I	- setting the general guidelines for the Company’s business operations and formulating the respective economic-financial policies;

II	- appointing and dismissing the Executive Officers and, at the proposal of the President and Chief Executive Officer (CEO), setting their respective powers and duties;

III	- inspecting the managerial activities of the Executive Officers, examining the Company’s books and papers at any time, requesting information regarding contracts and agreements signed or in the process of being signed, as well as any other acts;

IV	- calling the General Meeting of Stockholders;

V	- expressing their opinion on the Report of Management and the accounts prepared by the Executive Officers Committee;

VI	- deciding on increases in the Company’s capital stock and resulting issue of shares, setting the issue price, provided that the limit of the authorized capital stock is observed, except in the case of the provision regarding the decision-making process contained in Article 5, Paragraph 3 of these Bylaws;

VII	- authorizing the sale, mortgage or any other form of encumbrance of the Company’s permanent assets (fixed assets and investments) and posting of guarantees for third party obligations, except in the case of personal guarantees in favor of the Company’s own subsidiaries, which shall not depend upon prior authorization;

VIII	- choosing and dismissing independent auditors;

IX	- orienting and advising the Executive Officers Committee in all matters of interest to the Company;

X	- following up on the carrying out of the Company’s transactions, for the purpose of seeing whether the decisions of the General Meeting of Stockholders and the Board of Directors itself are being respected;

XI	- approving the Company’s plans, programs and financial and investment budgets;

XII	- approving the guidelines to be observed by the Company’s representatives in the General Meetings of Shareholders of the subsidiary and associated companies or others in which it holds stakes;

XIII	- approving in advance and contracts or agreements to be signed between the Company and its stockholders;

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

XIV	- authorizing the acquisition of shares issued by the Company itself, for purposes of cancellation or maintenance as treasury stock, as well as subsequent disposal thereof;

XV	- deciding on the issuance of promissory notes and/or other such commercial paper;

XVI	- approving the guidelines to be observed by the members appointed by the Company to the boards of directors or other management bodies at companies in which the Company has a share in control without holding it separately, associated companies or others in which it holds stakes, with respect to relevant issues such as, but not limited to, the appointment of administrators, participation in other companies, negotiation of equity stakes, increase in the capital stock or authorized capital, approval of business plans and alterations thereto, amendments to bylaws, issuance of securities, sale or encumbrance of fixed assets, contracts or agreements with related parties and investments in new production capacities.

XVII	- With respect to a company in which the Company shares control without holding it separately, the provision contained in the final part of item VII of this Article shall not apply, and prior authorization of the Board of Directors will be required to provide any guarantees, either personal or in the form of a mortgage.

Article 17: The Board of Directors shall meet whenever the Company’s corporate interests so require, upon call of the Chairman, Vice-Chairman exercising the Board Chairmanship or at least 3 (three) Board Members. Board resolutions shall be approved by majority of votes, with the presence of more than half of the Board Members.

Paragraph 1 - Meetings of the Board of Directors shall be called by either letter or telegram with at least (five) days’ advance notice.

Paragraph 2 - Whenever called upon, the Executive Officers shall assist meetings of the Board of Directors.

Paragraph 3 - The Chairman may invite another Board Member to serve as Secretary for the meeting.

Article 18: In case a Board Member’s position becomes vacant, their respective alternate shall be called upon to replace them and, in the absence of such an alternate, another alternate shall be chosen by the other Board Members and exercise the respective functions of the person replaced until such time as the first General Meeting of Stockholders is held after such a situation occurs.

Sole paragraph - The successor Board Members shall fill out the term of Office of the respective persons they replaced.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 19: The Board Chairman or Vice-Chairman exercising the Chairmanship shall be responsible for:

1.	presiding over General Meetings of Stockholders;

2.	calling and chairing meetings of the Board of Directors;

3.	supervising the Board’s administrative services; and

4.	organizing and supervising distribution of the order of business for each meeting, as well as such information as is required to appropriately inform the Board Members, at least 5 (five) business days prior to the date of each meeting.

SECTION II EXECUTIVE OFFICERS COMMITTEE

Article 20: The Executive Officers Committee shall be made up of at least 2 (two) and no more than 8 (eight) members who may or may not be stockholders, though they must be Brazilian residents, one being the President & CEO and the others Executive Officers, one of whom, if thus designated in advanced by the Board of Directors, may hold the title of Vice-President and, without prejudice to his permanent powers and duties, will also have the function of replacing the President & CEO in case of the latter’s temporary impediments and succeed same in case of vacancy, until such time as the Board of Directors appoints a replacement to fill out the remaining term of office of the replaced President.

Paragraph 1 - The members of the Executive Officers Committee shall be appointed by the Board of Directors for terms of office lasting 3 (three) years and shall remain in office until such time as their successors take office, with re-appointment being permitted.

Paragraph 2 - The Executive Officers shall take office by signing their respective oaths in the book of Minutes of the Meetings of the Executive Officers Committee.

Article 21:	Provided that the directives and decisions of the Board of Directors and the General
Meeting of Stockholders are complied with, the Executive Officers Committee shall have broad powers of administration and management over the Company’s business affairs, being empowered to engage in any and all acts and carry out all operations that are related to achievement of the Company objectives.

Sole paragraph - Without prejudice to the provisions contained in item VII of Article l6 of these Bylaws, the Executive Officers Committee by collective decision may authorize the sale of chattel goods and equipment that have become unusable, unnecessary or obsolete.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

Article 22: The President & CEO is responsible for executive direction of the Company, thus being empowered to organize, coordinate and supervise the activities of the other Executive Officers to ensure that the decisions and directives set by the General Meeting of Stockholders and Board of Directors are faithfully observed and carried out.

Paragraph 1 - Further, the President & CEO is specifically responsible for:

I	- calling and presiding over meetings of the Executive Officers Committee;

II	- keeping the Board of Directors informed about the Company’s activities.

Paragraph 2 - The other members of the Executive Officers Committee shall have the powers and duties established for them by the Board of Directors at the proposal of the President & CEO.

Article 23: Provided that the provisions contained in item I of Article 2 and items VII and XIII to XV of Article 16 of these Bylaws are adhered to, the members of the Executive Officers Committee, always acting in pairs, are empowered to actively and passively represent the Company in and out of court, including as regards the sale or encumbrance of permanent assets and discharge of the obligations of third parties with respect to the Company.

Paragraph 1 - In order to engage in legal acts in general the Company may also be represented by 1 (one) Officer and 1 (one) attorney or 2 (two) attorneys with special powers.

Paragraph 2 - The power of attorney instruments are to bear the signatures of 2 (two) Executive Officers, specify the powers granted, except in the case of those containing an “ad judicia” clause, and be valid for no more than 1 (one) year.

Paragraph 3 - The Company may be represented by 1 (one) single Officer or 1 (one) single attorney with specific powers for acts involving representation before federal, state and municipal public agencies, quasi-autonomous bodies (“autarchies”), state-owned enterprises, mixed economy companies (part state-owned, part publicly traded), utility companies holding concessions and permits to provide public services; acts that do not entail creation of an obligation for the Company or discharge of third party obligations with respect to the Company; acts required to comply with tax and Social Security obligation; those for preservation of its rights in administrative or any other kind of case; endorsement of checks for credit in Company bank accounts; acts required to run current bank accounts for making purchases involving small amounts, up to the limit equivalent to 3 (three) minimum salaries; and acts relating to relations with employees.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWSS

Paragraph 4 - In order to carry out acts outside of the jurisdiction of its registered offices and tax venue, as authorized in the manner provided in these Bylaws, the Company may be represented by 1 (one) single Officer or by 1 (one) single attorney with express powers to carry out the specific act in question, with such representative being appointed by collective decision of the Executive Officers Committee.

Article 24: In the case of vacancy of the position of a member of the Executive Officers Committee, the Board of Directors shall appoint a replacement to full out the term of the office of the substituted officer.

Sole paragraph - Except for the provisions contained in Article 20, in the absences and temporary impediments of any Officer, he is to be replaced by the President & CEO or by such other Officer as he appoints. The replacements appointed in the manner prescribed by this sole paragraph shall exercise their functions on a cumulative basis together with those of the substituted Officer until such time as the latter takes over the position once again.

Article 25: The Executive Officers Committee shall meet whenever required by the interests of the Company, either at the registered offices or at a place indicated in the call to meeting, with the presence of the President & CEO or Vice-President being mandatory. The decisions, as recorded in the minutes of the meeting, shall be made by absolute majority of the votes of the members present, with the President & CEO or Vice-President having the tie breaking vote beside their individual vote.

CHAPTER V FISCAL COUNCIL

Article 26: The Company shall have a permanently operating Fiscal Council made up of from 3 (three) to 5 (five) full members and an equal number of alternates, and its functioning shall be governed by the applicable legal provisions.

CHAPTER VI CORPORATE YEAR

Article 27: The Company’s corporate year shall coincide with the calendar year. The annual balance sheet shall be drawn up on December 31 of each year, with adherence to applicable legal provisions, and the following amounts shall be deducted from the net income accrued, after the provisions, amortization and depreciation determined or permitted by law:

I - five per cent (5%) for setting up the legal reserve fund, until such time as it reaches 20% (twenty per cent) of the capital stock;

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

II - twenty-five per cent (25%), at least, for payment of the mandatory minimum dividend to the stockholders, as calculated based on the net income for the year, adjusted in the manner provided by law and with due heed being paid to the priority assured to the preferred shares.

Paragraph 1 - The remaining balance is to be appropriated in the manner decided by the General Meeting of Stockholders, as proposed by the Board of Directors, with the advice of the Fiscal Council also being heard if it is functioning.

Paragraph 2 - The Board of Directors may determine the drawing up of interim balance sheet on a semi-annual basis or for shorter periods, as well as distribution of intermediary dividends to the charged to the accrued income, retained earnings or revenue reserve accounts already set up.

CHAPTER VII GENERAL PROVISIONS

Article 28: In order to qualify for being observed by the Company, shareholders agreements are to be kept on file at the registered offices and may, at the initiative of the interested parties, be annotated in the respective record books and on the share certificates.

Article 29: The Company shall maintain a permanent Technological Research and Development body, funded by specific budgetary resources according to annual or multi-year programs.

Article 30: The Company shall maintain a social assistance service for its employees, funded by specific budgetary resources according to annual or multi-year programs.

Article 31: The Company shall be liquidated in the cases provided by law or by decision of the General Meeting of Stockholders.

Sole paragraph - It shall be the responsibility of the General Meeting of Stockholders to establish the manner of liquidation and that of the Board of Directors, which shall be maintained, to appoint a liquidator. The functioning of the Fiscal Council shall depend on the request of the stockholders, in the manner provided by law.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - COMPANY BYLAWS

CHAPTER VIII TRANSITORY PROVISIONS

Article 32: In the manner prescribed by Article 172 of the Brazilian Corporation Law (No. 6.404/76 of December 15, 1976, the preference rights assured to the stockholders under Article 11 of these Bylaws shall not apply to the capital increase to be carried out in 1992 through public subscription in Brazil and simultaneous issuance of American Depository Receipts (ADR) overseas, nor to the subsequent additional increase that was carried out to cover the exercise of the option to be granted to the underwriters of such increase, according to normal international market practices, in the amount of not more 15% (fifteen per cent) of the respective amount.

Article 33: The power to make the decision dealt with in the above article, as well as to carry out the other acts required to make the capital increases mentioned therein effective, shall be that of Board of Directors, in the manner provided by Article 16, item VI, of these Bylaws, and such capital increases may be made irrespective of the previously existing ratios between the different types and classes of shares, with the provisions contained in Article 5, Paragraph 3, not applying to such capital increases.

Checks with the original; extracted from the appropriate document.

José Luiz Braga

Secretary

19.0 - SUBSIDIARIES

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

Aracruz Trading S.A.

19.06 .01- BALANCE SHEET – ASSET– THOUSAND OF R$ 000

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	292	348	28,140
1.1	CURRENT ASSETS	292	348	17,708
1.1.1	CASH AND CASH EQUIVALENTS	292	348	1,927
1.1.1.1	BOX AND BANKS	292	241	171
1.1.1.2	FINANCIAL APPLICATIONS	0	107	1,756
1.1.2	CREDITS	0	0	5,665
1.1.3	INVENTORIES	0	0	9,925
1.1.4	OTHERS	0	0	191
1.2	CURRENT NOT ASSETS	0	0	10,432
1.2.1	LONG-TERM ASSETS	0	0	7,651
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	7,651
1.2.1.2.1	FROM AFFILIATES	0	0	7,651
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	0	0	2,781
1.2.2.1	INVESTMENTS	0	0	2,781
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.2.2.4	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Trading S.A.

19.06.02 – - BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2006	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
2	TOTAL LIABILITIES	292	348	28,140
2.1	CURRENT LIABILITIES	0	8	4,612
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	(6)	(6)	4,606
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	14	14	6
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	292	340	23,528
2.4.1	PAID-IN CAPITAL	173	208	228
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	119	132	23,300

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES Aracruz Trading S.A. 19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2007 TO 12/31/2007	4 – FROM: 01/01/2006 TO 12/31/2006	5 – FROM: 01/01/2005 TO 12/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	0	9,783	119,419
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	(270)	(13,801)
3.3	NET SALES REVENUE	0	9,513	105,618
3.4	COST OF GOODS SOLD	0	(9,924)	(73,507)
3.5	GROSS PROFIT	0	(411)	32,111
3.6	OPERATING (EXPENSES) INCOME	10	543	(8,811)
3.6.1	SELLING	0	(1,695)	(8,796)
3.6.2	GENERAL AND ADMINISTRATIVE	0	(28)	(210)
3.6.3	FINANCIAL	10	50	(1,386)
3.6.3.1	FINANCIAL INCOME	12	1,764	2,358
3.6.3.2	FINANCIAL EXPENSES	(2)	(1,714)	(3,744)
3.6.4	OTHER OPERATING INCOME	0	11,966	120,646
3.6.5	OTHER OPERATING EXPENSES	0	(9,783)	(119,384)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	33	319
3.7	OPERATING INCOME (LOSS)	10	132	23,300
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	10	132	23,300
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	10	132	23,300
		7	7	7
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,697,000	7,697,000	7,697,000
	EARNINGS PER SHARE	0,00000	0,00002	0,00303
	LOSS PER SHARE	-	-	-

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Celuose (USA), Inc.

19.06 .01- - BALANCE SHEET – ASSET – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	355,506	432,330	357,421
1.1	CURRENT ASSETS	355,317	432,253	357,366
1.1.1	CASH AND CASH EQUIVALENTS	1,308	22,813	10,290
1.1.2	CREDITS	211,505	236,199	200,262
1.1.3	INVENTORIES	140,473	171,578	142,614
1.1.4	OTHERS	2,031	1,663	4,200
1.2	CURRENT NOT ASSETS	189	77	55
1.2.1	LONG-TERM ASSETS	0	0	0
1.2.1.2	CREDITS	0	0	0
1.2.1.2.1	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.2	FROM AFFILIATES	0	0	0
1.2.1.2.3	FROM SUBSIDIARIES	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	189	77	55
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	189	77	55
1.2.2.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Celuose (USA), Inc.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
2	TOTAL LIABILITIES	355,506	432,330	357,421
2.1	CURRENT LIABILITIES	341,533	420,181	345,703
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	339,335	415,894	345,167
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	2,198	866	536
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	3,421	0
2.1.8	OTHERS	0	0	0
2,2	NOT CURRENT LIABILITIES	0	0	0
2.2.1	LONG-TERM LIABILITIES	0	0	0
2.2.1.1	LOANS AND FINANCING	0	0	0
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	0	0	0
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	13,973	12,149	11,718
2.4.1	PAID-IN CAPITAL	354	428	468
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	13,619	11,721	11,250

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Celuose (USA), Inc.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2007 TO 12/31/2007	4 – FROM: 01/01/2006 TO 12/31/2006	5 – FROM: 01/01/2005 TO 12/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	1,256,357	1,437,931	1,321,955
3.2	SALES TAXES AND OTHER DEDUCTIONS	(171,745)	(239,856)	(205,302)
3.3	NET SALES REVENUE	1,084,612	1,198,075	1,116,653
3.4	COST OF GOODS SOLD	(1,046,875)	(1,165,360)	(1,083,708)
3.5	GROSS PROFIT	37,737	32,715	32,945
3.6	OPERATING (EXPENSES) INCOME	(31,645)	(30,273)	(30,754)
3.6.1	SELLING	(27,744)	(27,224)	(26,269)
3.6.2	GENERAL AND ADMINISTRATIVE	(2,301)	(2,429)	(1,826)
3.6.3	FINANCIAL	177	(618)	(2,659)
3.6.3.1	FINANCIAL INCOME	193	(32,126)	(48,599)
3.6.3.2	FINANCIAL EXPENSES	(16)	31,508	45,940
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	(1,777)	(2)	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	6,092	2,442	2,191
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	6,092	2,442	2,191
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(2,183)	(997)	(1,318)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	3,909	1,445	873
	CAPITAL STOCK-QUANTITY (THOUSANDS)	200,000	200,000	200,000
	EARNINGS PER SHARE	0,01955	0,00723	0,00437
	LOSS PER SHARE	-	-	-

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Mucuri Agroflorestal S.A..

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	76,255	76,224	75,541
1.1	CURRENT ASSETS	0	0	0
1.1.1	CASH AND CASH EQUIVALENTS	0	0	0
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	CURRENT NOT ASSETS
1.2.1	LONG-TERM ASSETS	0	0	0
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2 1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	76,255	76,224	75,541
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	76,255	76,224	75,541
1.2.2.4	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Mucuri Agroflorestal S.A..

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
2	TOTAL LIABILITIES	76,255	76,224	75,541
2.1	CURRENT LIABILITIES	81	6,049	5,366
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	81	6,049	5,329
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	76,174	70,175	70,175
2.4.1	PAID-IN CAPITAL	78,299	72,300	72,300
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(2,125)	(2,125)	(2,125)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Portocel - Terminal Especializado de Barra do Riacho

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	125,446	124,270	7,867
1.1	CURRENT ASSETS	65,618	118,759	5,964
1.1.1	CASH AND CASH EQUIVALENTS	55,461	109,966	3,043
1.1.2	CREDITS	3,761	3,932	2,729
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	6,396	4,861	192
1,2	CURRENT NOT ASSETS	59,828	5,511	1,903
1.2.1	LONG-TERM ASSETS	3,230	1,190	1,258
1.2.1.1	CREDITS	2,511	1,190	704
1.2.1.1.1	DEFERRED TAXES	2,511	1,190	704
1.2.1.1.2	TAXES	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	719	0	554
1.2.1.3.1	ESCROW DEPOSITS	719	0	554
1.2.2	FIXED ASSETS	56,598	4,321	645
1.2.2.1	INVESTMENTS	20	20	20
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER INVESTMENTS	0	20	20
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	56,598	4,301	625
1.2.2.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Portocel - Terminal Especializado de Barra do Riacho

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE – 12/31/2005
2	TOTAL LIABILITIES	125,446	124,270	7,867
2.1	CURRENT LIABILITIES	17,565	12,696	4,079
2.1.1	LOANS AND FINANCING	4,797	6,727	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	5,180	1,230	1,564
2.1.4	TAXES	5,074	2,493	494
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	2,172	1,919	1,162
2.1.6.1	VACATION AND 13rd SALARY	2,172	1,919	1,162
2.1.7	LOANS FROM RELATED PARTIES	342	327	859
2.1.8	OTHERS	0	0	0
2.1.8.1	PROPOSED DIVIDENDS	0	0	0
2.1.8.2	OTHERS	0	0	0
2.2	NOT CURRENT LIABILITIES	100,023	107,697	2,158
2.2.1	LONG-TERM LIABILITIES	100,023	107,697	2,158
2.2.1.1	LOANS AND FINANCING	94,014	104,460	0
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	5,493	2,684	2,133
2.2.1.3.1	TAX CONTINGENCIES	0	0	233
2.2.1.3.2	LABOR CONTINGENCIES	5,493	2,684	1,900
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	516	553	25
2.2.1.5.1	OTHERS	78	82	0
2.2.1.5.2	TAX TO PAY	438	471	0
2.4	STOCKHOLDER’S EQUITY	7,858	3,877	1,630
2.4.1	PAID-IN CAPITAL	2,304	1,573	1,573
2.4.2	CAPITAL RESERVES	1,772	132	19
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.5	RETAINED EARNINGS	3,782	2,172	38

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Portocel - Terminal Especializado de Barra do Riacho

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2007 TO 12/31/2007	4 – FROM: 01/01/2006 TO 12/31/2006	5 – FROM: 01/01/2005 TO 12/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	53,563	41,347	25,611
3.2	SALES TAXES AND OTHER DEDUCTIONS	(6,315)	(4,800)	(3,431)
3.3	NET SALES REVENUE	47,248	36,547	22,180
3.4	COST OF GOODS SOLD	(30,738)	(24,525)	(16,557)
3.5	GROSS PROFIT	16,510	12,022	5,623
3.6	OPERATING (EXPENSES) INCOME	(10,418)	(8,291)	(5,589)
3.6.1	SELLING	0	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(9,258)	(8,253)	(5,963)
3.6.3	FINANCIAL	(429)	10	377
3.6.3.1	FINANCIAL INCOME	511	489	499
3.6.3.2	FINANCIAL EXPENSES	(940)	(479)	(122)
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	(731)	(48)	(3)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	6,092	3,731	34
3.8	NON-OPERATING (EXPENSES) INCOME	(17)	0	27
3.8.1	INCOME	50	0	50
3.8.2	EXPENSES	(23)	0	(23)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	6,075	3,731	61
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(2,094)	(1,484)	(21)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	3,981	2,247	40
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,781	7,781	7,781
	EARNINGS PER SHARE	0,51163	0,28878	0,00514
	LOSS PER SHARE	-	-	-

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Produtos de Madeira S.A.

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	60,662	64,498	67,089
1.1	CURRENT ASSETS	21,399	24,368	22,580
1.1.1	CASH AND CASH EQUIVALENTS	1,311	1,192	900
1.1.2	CREDITS	5,063	10,389	6,755
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	2,511	7,433	3,952
1.1.2.2	CREDITS OTHERS	2,552	2,956	2,803
1.1.3	INVENTORIES	14,639	12,681	14,790
1.1.4	OTHERS	386	106	135
1.2	CURRENT NOT ASSETS	39263	40,130	44,509
1.2.1	LONG-TERM ASSETS	302	278	370
1.2.1.1	CREDITS	302	278	370
1.2.1.1.1	TAXES	302	278	370
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.1.3.1	ESCROW DEPOSITS	0	0	0
1.2.2	FIXED ASSETS	38,961	39,852	44,139
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	37,198	37,057	40,313
1.2.2.3	DEFERRED CHARGES	1,763	2,795	3,826

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Produtoss de Madeira S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
2	TOTAL LIABILITIES	60,662	64,498	67,089
2.1	CURRENT LIABILITIES	5,577	5,510	6,281
2.1.1	LOANS AND FINANCING	0719	0	01,138
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	3,766	4,489	4,276
2.1.4	TAXES	384	268	255
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	569	609	493
2.1.6.1	VACATION AND 13rd SALARY	569	609	493
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	139	144	119
2.2	LONG-TERM LIABILITIES	62	0	0
2.2.1	LOANS AND FINANCING	62	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	62	0	0
2.4	STOCKHOLDER’S EQUITY	55,023	58,988	60,808
2.4.1	PAID-IN CAPITAL	145,655	145,655	145,655
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(90,632)	(86,667)	(84,847)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES Aracruz Produtoss de Madeira S.A. 19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

	1 – CODE	2 – DESCRIPTION	3 – FROM	: 01/01/2007 TO 12/31/2007	4 – FROM	: 01/01/2006 TO 12/31/2006	5 – FROM	: 01/01/2005 TO 12/31/2005
	3.1	GROSS SALES AND SERVICES REVENUE	28,906		35,477		29,319
	3.2	SALES TAXES AND OTHER DEDUCTIONS	(3,598)		(2,277)		(2,965)
	3.3	NET SALES REVENUE	25,308		33,200		26,354
	3.4	COST OF GOODS SOLD	(25,100)		(29,527		(29,097)
	3.5	GROSS PROFIT	208		3,673		(2,743)
	3.6	OPERATING (EXPENSES) INCOME	(4,173)		(5,433)		(6,993)
	3.6.1	SELLING	(1,708)		(2,257)		(1,489)
	3.6.2	GENERAL AND ADMINISTRATIVE	(3,518)		(3,864)		(3,786)
	3.6.3	FINANCIAL	(184)		(18)		(222)
()	6.3.1	FINANCIAL INCOME	(159)		113		178
	3.6.3.2	FINANCIAL EXPENSES	(25)		(131)		(400)
	3.6.4	OTHER OPERATING INCOME	1,237		2		3
	3.6.5	OTHER OPERATING EXPENSES	0		704		(1,499)
	3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0		0		0
	3.7	OPERATING INCOME (LOSS)	(3,965)		(1,760)		(9,736)
	3.8	NON-OPERATING (EXPENSES) INCOME	0		(61)		0
	3.8.1	INCOME	0		0		0
	3.8.2	EXPENSES	0		(61)		0
	3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(3,965)		(1,821)		(9,736)
	3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0		0		0
	3.11	DEFERRED INCOME TAX ES	0		0		0
	3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0		0		0
	3.12.1	REMUNERATION	0		0		0
	3.12.2	APPROPRIATIONS	0		0		0
	3.15	NET INCOME (LOSS) FOR THE PERIOD	(3,965)		(1,821)		(9,736)
		CAPITAL STOCK-QUANTITY (THOUSANDS)	44		44		44
		EARNINGS PER SHARE
		LOSS PER SHARE	(90,11364)		(41,38636)		(221,27273)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Veracel Celulose S.A.

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	1,790,386	1,839,458	1,817,609
1.1	CURRENT ASSETS	126,292	144,624	160,043
1.1.1	CASH AND CASH EQUIVALENTS	707	401	333
1.1.2	CREDITS	64,447	69,416	88,991
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	45,600	54,096	79,070
1.1.2.2	CREDITS OTHERS	18,847	15,320	9,921
1.1.3	INVENTORIES	60,066	66,649	63,099
1.1.4	OTHERS	1,072	8,158	7,620
1.2	CURRENT NOT ASSETS	1,664,094	1,694,834	1,657,566
1.2.1	LONG-TERM ASSETS	126,970	147,253	85,248
1.2.1.1	CREDITS	73,531	91,034	39,523
1.2.1.1.1	DEFERRED TAXES	26,344	23,354	23,827
1.2.1.1.2	TAXES	47,187	67,680	15,696
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	47,750	50,292	40,176
1.2.1.2.1	FROM AFFILIATES	47,750	50,292	40,176
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.21 3	OTHERS	5,689	5,927	5,549
1.2.1.3.1	ESCROW DEPOSITS	5,689	5,303	4,851
1.2.1.3.2	OTHERS	0	624	698
1.2.2	FIXED ASSETS	1,537,124	1,547,581	1,572,318
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	1,491,563	1,492,574	1,507,864
1.2.2.3	DEFERRED CHARGES	45,561	55,007	64,454

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Veracel Celulose S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
2	TOTAL LIABILITIES	1,790,386	1,839,458	1,817,609
2.1	CURRENT LIABILITIES	142,376	171,953	83,102
2.1.1	LOANS AND FINANCING	114,054	140,649	44,887
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	18,227	21,526	30,219
2.1.4	TAXES	2,500	3,212	1,785
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	7,300	6,363	6,105
2.1.6.1	VACATION AND 13rd SALARY	7,300	6,363	6,105
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	295	203	106
2.2	NOT CURRENT LIABILITIES	492,002	764,581	901,591
2.2.1	LONG-TERM LIABILITIES	492,002	764,581	901,591
2.2.1.1	LOANS AND FINANCING	480,184	755,318	887,278
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	11,818	9,263	9,171
2.2.1.3.1	TAX CONTINGENCIES	11,818	9,263	9,171
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.6	OTHERS	0	0	5,142
2.4	STOCKHOLDER’S EQUITY	1,156,008	902,924	832,916
2.4.1	PAID-IN CAPITAL	1,188,553	939,143	885,816
2.4.2	CAPITAL RESERVES	9,446	6,989	3,836
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	967
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(41,991)	(43,208)	(57,703)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Veracel Celulose S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

	1 – CODE	2 – DESCRIPTION	3 – FROM	: 01/01/2007 TO 12/31/2007	4 – FROM	: 01/01/2006 TO 12/31/2006	5 – FROM	: 01/01/2005 TO 12/31/2005
	3.1	GROSS SALES AND SERVICES REVENUE	400,292		387,086		165,765
	3.2	SALES TAXES AND OTHER DEDUCTIONS	(1,079)		(1,529)		(3,994)
	3.3	NET SALES REVENUE	399,213		385,557		161,771
	3.4	COST OF GOODS SOLD	(296,353)		(268,527)		(135,656)
	3.5	GROSS PROFIT	102,860		117,030		26,115
	3.6	OPERATING (EXPENSES) INCOME	(91,017)		(98,454)		(75,324)
	3.6.1	SELLING	(15,883)		(16,749)		(8,154)
	3.6.2	GENERAL AND ADMINISTRATIVE	(15,794)		(14,881)		(24,426)
	3.6.3	FINANCIAL	(32,222)		(49,673)		(26,795)
()	6.3.1	FINANCIAL INCOME	876		845		3,662
	3.6.3.2	FINANCIAL EXPENSES	(33,098)		(50,518)		(30,457)
	3.6.4	OTHER OPERATING INCOME	7,910		3,084		1,499
	3.6.5	OTHER OPERATING EXPENSES	(35,028)		(20,235)		(17,448)
	3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0		0		0
	3.7	OPERATING INCOME (LOSS)	11,843		18,576		(49,209)
	3.8	NON-OPERATING (EXPENSES) INCOME	(4,013)		333		(813)
	3.8.1	INCOME	1,903		853		1550
	3.8.2	EXPENSES	(5,916)		(520)		(968)
	3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	7,830		18,909		(50,022)
	3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(6,614)		(5,380)		14,590
	3.11	DEFERRED INCOME TAX ES	0		0		0
	3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0		0		0
	3.12.1	REMUNERATION	0		0		0
	3.12.2	APPROPRIATIONS	0		0		0
	3.15	NET INCOME (LOSS) FOR THE PERIOD	1,216		13,529		(35,432)
		CAPITAL STOCK-QUANTITY (THOUSANDS)	219,635,254		219,635,254		219,635,254
		EARNINGS PER SHARE	0,00001		0,00006
		LOSS PER SHARE					(0,00016)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Trading International Ltd

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	2,317,279	1,957,227	3,062,839
1.1	CURRENT ASSETS	981,086	1,402,627	1,479,900
1.1.1	CASH AND CASH EQUIVALENTS	98,730	386,117	291,698
1.1.2	CREDITS	718,234	864,429	1,040,610
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	717,363	862,957	1,036,503
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	672,654	717,953	665,273
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS -	44,709	145,004	371,230
	OTHERS
1.1.2.2	CREDITS OTHERS	871	1,472	4,107
1.1.2.2.1	TAX CREDITS	871	1,472	4,107
1.1.3	INVENTORIES	162,106	149,751	142,999
1.1.4	OTHERS	2,016	2,330	4,593
1.2	CURRENT NOT ASSETS	1,336,193	554,600	1,582,939
1.2.1	LONG-TERM ASSETS	1,333,845	551,464	1,582,935
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	1,333,845	551,454	1,576,189
1.2.1.2.1	FROM AFFILIATES	1,333,845	551,454	1,576,189
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	0	6,746
1.2.2	FIXED ASSETS	2,348	3,146	4
1.2.2.1	INVESTMENTS	2,331	3,133	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	2,331	3,133	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	17	13	4
1.2.2.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Trading Hungary Ltd

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
2	TOTAL LIABILITIES	2,317,279	1,957,227	3,062,839
2.1	CURRENT LIABILITIES	232,168	134,543	597,026
2.1.1	LOANS AND FINANCING	0	0	319,790
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	226,665	123,814	259,989
2.1.4	TAXES	2,752	6,892	5,116
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	7,490
2.1.8	OTHERS	2,751	3,837	4,641
2.2	NOT CURRENT LIABILITIES	0	0	1,354,718
2.2.1	LONG-TERM LIABILITIES	0	0	1,354,718
2.2.1.1	LOANS AND FINANCING	0	0	1,354,718
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	0	0	0
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	2,085,111	1,822,684	1,111,095
2.4.1	PAID-IN CAPITAL	35	43	47
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	2,085,076	1,822,641	1,111,048

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Aracruz Trading Hungary Ltd

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2007 TO 12/31/2007	4 – FROM: 01/01/2006 TO 12/31/2006	5 – FROM: 01/01/2005 TO 12/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	3,590,900	3,673,316	3,150,982
3.2	SALES TAXES AND OTHER DEDUCTIONS	(266,486)	(251,136)	(202,658)
3.3	NET SALES REVENUE	3,324,414	3,422,180	2,948,324
3.4	COST OF GOODS SOLD	(2,705,053)	(2,543,353)	(2,137,259)
3.5	GROSS PROFIT	619,361	878,827	811,065
3.6	OPERATING (EXPENSES) INCOME	(6,511)	(37,657)	(47,598)
3.6.1	SELLING	(62,138)	(71,319)	(56,020)
3.6.2	GENERAL AND ADMINISTRATIVE	(1,188)	(2,308)	(1,702)
3.6.3	FINANCIAL	57,933	36,995	11,125
3.6.3.1	FINANCIAL INCOME	337,568	147,093	191,409
3.6.3.2	FINANCIAL EXPENSES	(279,635)	(110,098)	(180,284)
3.6.4	OTHER OPERATING INCOME	21	3,710,644	3,164,239
3.6.5	OTHER OPERATING EXPENSES	(1,448)	(3,712,031)	(3,165,240)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	309	362	0
3.7	OPERATING INCOME (LOSS)	612,850	841,170	763,467
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	612,850	841,170	763,467
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(37,805)	(33,363)	(30,922)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	575,045	807,807	732,545
	CAPITAL STOCK-QUANTITY (THOUSANDS)	11	11	11
	EARNINGS PER SHARE	52,276,81818	73,437.00000	66,59.00000
	LOSS PER SHARE			-

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	5 – DATE– 12/31/2005
1	TOTAL ASSETS	61	138	22,036
1.1	CURRENT ASSETS	61	138	22,036
1.1.1	CASH AND CASH EQUIVALENTS	61	138	564
1.1.2	CREDITS	0	0	21,472
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	0	0	0
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	– DATE – 12/31/2005
2	TOTAL LIABILITIES	61	138	22,036
2.1	CURRENT LIABILITIES	13	14	18,577
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	13	14	18,577
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	48	124	3,459
2.4.1	PAID-IN CAPITAL	26	28	27
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	7	7	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	15	89	3,432

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE		2 – DESCRIPTION	3 – FROM: 01/01/2007 TO 12/31/2007	4 – FROM: 01/01/2006 TO 12/31/2006	3 – FROM: 01/01/2005 TO 12/31/2005
3.1		GROSS SALES AND SERVICES REVENUE	0	23,519	34,611
3.2		SALES TAXES AND OTHER DEDUCTIONS	0	0	0
3.3		NET SALES REVENUE	0	23,519	34,611
3.4		COST OF GOODS SOLD	0	(23,198)	(27,792)
3.5		GROSS PROFIT	0	321	6,819
3.6		OPERATING (EXPENSES) INCOME	(67)	(232)	(7,006)
3.6.1		SELLING	0	0	0
3.6.2		GENERAL AND ADMINISTRATIVE	(65)	(13)	(17)
3.6.3		FINANCIAL	(2)	(219)	(6,989)
3.6.3.1		FINANCIAL INCOME	20	321	2,139
3.6.3.2		FINANCIAL EXPENSES	(22)	(540)	(9,128)
3.6.4		OTHER OPERATING INCOME	0	0	0
3.6.5		OTHER OPERATING EXPENSES	0	0	0
3.6.6		EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7		OPERATING INCOME (LOSS)	(67)	89	(187)
3.8		NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1		INCOME	0	0	0
3.8.2		EXPENSES	0	0	0
3.9		INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT	(67)	89	(187)
		REMUNERATION
3.10		INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11		DEFERRED INCOME TAX ES	0	0	0
3.12	.	REMUNERATION	0	0	0
3.15		NET INCOME (LOSS) FOR THE PERIOD	(67)	89	(187)
		CAPITAL STOCK-QUANTITY (THOUSANDS)	1	1	1
		EARNINGS PER SHARE		89,00000
		LOSS PER SHARE	(67,00000)		(187,00000)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Riocell Trade S.A.

19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	4 – DATE– 12/31/2005
1	TOTAL ASSETS	1,444	1,895	2,245
1.1	CURRENT ASSETS	1,444	1,895	2,245
1.1.1	CASH AND CASH EQUIVALENTS	1,444	1,895	2,245
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	0	0	0
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Riocell Trade S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 12/31/2007	4 – DATE– 12/31/2006	4 – DATE– 12/31/2005
2	TOTAL LIABILITIES	1,444	1,895	2,245
2.1	CURRENT LIABILITIES	17	117	288
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES	17	20	21
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	161
2.1.8	OTHERS	0	97	106
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	1,427	1,778	1,957
2.4.1	PAID-IN CAPITAL	39	47	52
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	1,388	1,731	1,905

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

19.0 - SUBSIDIARIES

Riocell Trade S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2007 TO 12/31/2007	4 – FROM: 01/01/2006 TO 12/31/2006	4 – FROM: 01/01/2005 TO 12/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	0	0	0
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	0	0
3.3	NET SALES REVENUE	0	0	0
3.4	COST OF GOODS SOLD	0	0	0
3.5	GROSS PROFIT	0	0	0
3.6	OPERATING (EXPENSES) INCOME	(46)	(9)	(232)
3.6.1	SELLING	(93)	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(4)	(79)	(55)
3.6.3	FINANCIAL	84	70	(3)
3.6.3.1	FINANCIAL INCOME	318	191	273
3.6.3.2	FINANCIAL EXPENSES	(234)	(121)	(276)
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	(33)	0	(174)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(46)	(9)	(232)
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT	(46)	(9)	(232)
	REMUNERATION
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	REMUNERATION	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(46)	(9)	(232)
	CAPITAL STOCK-QUANTITY (THOUSANDS)	27,150	27,150	27,150
	EARNINGS PER SHARE	-	-	-
	LOSS PER SHARE	(0,00169)	(0,00033)	(0,00855)

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Aracruz has striven to carry out its activities according to the best practices of corporate governance and principles of transparency, sustainable growth and Management independence.

Furthering the actions initiated in the previous year, in 2006 and 2007 additional measures were adopted to ensure a more structured role for the various Management bodies, with the following aspects being highlighted:

  Approval of Internal Bylaws for the Executive Officers Committee, Board of Directors and each one of the Board’s Advisory Committees, so as enhance effectiveness of their respective roles;
  Creation of a Disclosure Committee for the main purpose of establishing directives for disclosure of results and financial, accounting and audit reports;
  Restructuring of the Sustainability Committee, which will from hereon in be comprised of representatives of Company stockholders and independent members besides;
  Approval of a proposal for enhancement of the Company’s normative structure, with a view to more clearly establishing the hierarchy and approval levels for the documents that guide our activities; and
  Approval of the new version of the Company’s Mission, Vision and Principles, in order to reflect more appropriately Aracruz’s values and the context in which the Company operates.

Based on the proposals approved in 2006, the year just past witnesses a review of the Code of Conduct to be followed by a review of internal policies and norms.

All the procedures required under the Sarbanes-Oxley Act (SOX) oriented to ensuring an effective internal control environment were carried out over the course of 2006. In carrying out their work relating to the certification of the control environment based on SOX Section 404, the independent auditors did not detect any deficiencies or weaknesses of a material nature and issued a report without any type of qualification.

Also set up was an anonymous communications channel administered by an independent firm, with a view to receive denunciations and communiqués in a manner that ensures confidentiality. The flow of information is addressed to the Audit Committee, which is fully independent in relation to Company Management.

Over the course of 2006 and 2007 just one single anonymous communiqué was received relating to a doubt regarding the Company’s internal norms. The inquiry was cleared up by the appropriate channel.

Mission, Vision and Principles — In 2006 the Board of Directors approved the new version of Aracruz’s Mission, Vision and Principles. In defining these foundations for our corporate governance, the various areas of the Company were heard, as were interested outside parties, such as NGO’s, customers, other industry companies, investors and consultants.

Mission

Offering products obtained in a sustainable manner based on planted forests, generating economic, social and environmental benefits and thus contributing to people’s well being and quality of life.

Vision

Being recognized as a leader in the world pulp market.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Principles

Our decisions and actions are guided by ethical values and heed the following business principles, which also guide our Code of Conduct:

¾ Integrity

We carry out our unswerving commitment to integrity by:

  acting in a loyal and correct manner;
  respecting human rights;
  complying with legislation, internal norms, agreements and commitments;
  continuously striving to achieve best governance practices; and
  not tolerating corruption or illegal aspects in any and all forms whatsoever.

¾ Commitments to our Stockholders

We create value for all our stockholders, with focus on operational excellence:

  investing in continual improvements and innovation in our operations;
  seeking to maximize return on investments;
  increasing the scale of our business; and
  managing risks and constantly seeking reduction in the cost of capital.

¾ Focus on our Customers

We stress long-term relationships by:

¾ Valuing our Employees

We emphasize the value of our employees by:

  offering products that meet the needs of our customers;
  guaranteeing both the safety of our products and reliability in supply thereof;
  investing in product development.
  fostering a secure, healthy and stimulating environment and not tolerating any form of bias;
  respecting freedom of association;
  offering opportunities for professional and personal development;
  promoting professional growth based on merit;
  encouraging the exercise of citizenship; and
  constantly striving to enhance quality of life.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.00 - INFORMATION ON CORPORATE GOVERNANCE

¾ Engagement and Transparency

We cultivate engagement with our interested parties by:

  valuing and developing relationships of mutual trust and cooperation with them;
  being sensitive to their aspirations and concerns;
  granting priority to dialogue in order to resolve conflicts;
  respecting diversity and freedom of opinion and expression; and
  disclosing our actions and performance in an above-board and transparent manner.

¾ Harmony with the Environment

We act in harmony with the environment and contribute to protecting it by:

  using natural resources in a sustainable manner;
  adopting leading-edge technologies and practices in order to make our operations more efficient and minimize their environmental impacts; and
  contributing to the preservation of biodiversity.

¾ Social Responsibility We exercise our corporate social responsibility by:

  disseminating knowledge and encouraging sustainability development in communities;
  establishing partnerships, investing in projects and supporting relationship networks with the private sector, civil society entities and the public sector;
  contributing to the improvement of public governance; and
  supporting and strengthening the participants in our productive chain.

We encourage the adoption of these principles by our business partners with a view to ensuring the sustainability of our productive chain.

Risk Management – The structuring of corporate risk management was undertaken in 2006 and 2007 with a view to:

  consolidation of the appraisal of our risks by incorporating those of the Guaíba Unit;
  identification of the key risk indicators; and
  formalization of the process of management and development of a specific policy.

In order to guarantee the ongoing effectiveness of corporate risk management, the Control Department will begin devoting itself to constant monitoring thereof. The process of managing risks at Aracruz is tracked by the Audit Committee, an independent body comprised of members of the Board of Directors.

Besides continual dissemination of the culture of risk management to the entire executive group, chief among Aracruz’s goals in 2007 were the co-relationship of the risks mapped and approval of a specific policy of corporate risk management by the Board of Directors.

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION ANNUAL INFORMATION BULLETIN - IAN	12/31/2007

01.01 - IDENTIFICATION
1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Independent Auditors

Services provided by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), as established by Article 2 of CVM Instruction No. 381/03.

During the year ended December 31, 2007 the fees related to other services rendered by Deloitte did not exceed 5% (five per cent) of the remuneration paid for the external audit services they provided for Aracruz.

Procedures adopted by the Company pursuant to Item III, Article 2 of CVM Instruction No. 381/03:

Prior to engaging professional services other than those related to external account auditing, the Company’s formal procedure is to consult the Independent Auditors in the sense of ensuring that performing such other services does not affect the independence and objectivity on their part that are necessary for performing their independent audit engagement, as well as to obtain the appropriate approval from the Audit Committee.

Summary of the Statement for Justification by the Independent Auditors - Deloitte Touche Tohmatsu, in accordance with Item IV, Article 2 of CVM Instruction No. 381/03:

The performance of other professional services not related to external audit does not affect either the independence or the objectivity of carrying out the external audit examinations carried out with respect to the Company and its subsidiary and associated companies.

The policy of involvement with the Entity in providing services not related to external audit is based on principles that preserve the independence of the independent auditors, among them: (a) the auditors are not to audit their own work; (b) the auditors are not to exercise managerial functions at Entities where they perform external account auditing services; and (c) the independent auditors are not to promote the interests of the Entity audited, none of which occurred in performing such services.

* * * * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer